                                                                               .
                                                                               .
                                                                               .

                                                                       EXHIBIT 3

GROUP PROFIT AND LOSS ACCOUNT
For the year ended December 31,

                                                         2003                      2002                      2001
                                                       INTEREST                  Interest                  Interest
                                                       IN JOINT                  in joint                  in joint   2001
                                              GROUP    VENTURE    TOTAL   Group  venture   Total    Group  venture    Total
                                      Note    US$m      US$m      US$m    US$m     US$m    US$m     US$m     US$m     US$m
---------------------------------------------------------------------------------------------------------------------------
TURNOVER                               2       456.9    108.0     564.9   467.5    84.7    552.2    477.7    76.7     554.4
                                               -----    -----     -----   -----    ----    -----    -----    ----     -----
Cash operating costs                          (300.0)   (56.3)   (356.3) (275.9)  (47.2)  (323.1)  (276.3)  (38.9)   (315.2)
Other costs                                    (30.3)    (3.9)    (34.2)  (26.8)   (4.8)   (31.6)   (31.7)   (2.8)    (34.5)
Royalties                                      (14.0)    (3.6)    (17.6)  (11.9)   (2.7)   (14.6)   (10.8)   (2.2)    (13.0)
Depreciation and amortisation                  (66.9)   (12.9)    (79.8)  (75.1)  (13.3)   (88.4)   (82.3)  (12.6)    (94.9)
Exceptional operating costs            3       (20.5)       -     (20.5)  (23.5)   (8.8)   (32.3)       -       -         -
                                               -----    -----     -----   -----    ----    -----    -----    ----     -----
TOTAL COSTS                            6      (431.7)   (76.7)   (508.4) (413.2)  (76.8)  (490.0)  (401.1)  (56.5)   (457.6)
Other income                           4           -        -         -    12.1       -     12.1        -       -         -
                                               -----    -----     -----   -----    ----    -----    -----    ----     -----
OPERATING PROFIT                       5        25.2     31.3      56.5    66.4     7.9     74.3     76.6    20.2      96.8
                                                        -----     -----            ----    -----             ----     -----
Share of operating profit of
  joint venture                                 31.3                        7.9                      20.2
                                               -----                      -----                     -----
TOTAL OPERATING PROFIT                 5        56.5                       74.3                      96.8
PROFIT ON SALE OF INVESTMENTS          3         8.3                          -                         -
PROFIT ON SALE OF FIXED ASSETS         3         4.7                          -                         -
                                               -----                      -----                     -----
PROFIT BEFORE INTEREST AND TAXATION             69.5                       74.3                      96.8
Net interest payable: group            8        (9.7)                     (17.5)                    (21.6)
                      joint venture    8        (4.5)                      (5.1)                     (7.8)
                                               -----                      -----                     -----
PROFIT BEFORE TAXATION                          55.3                       51.7                      67.4
Tax: group                             9        (0.3)                      (3.0)                     (9.6)
     joint venture                     9        (4.6)                       6.7                         -
                                               -----                      -----                     -----
PROFIT AFTER TAXATION                           50.4                       55.4                      57.8
MINORITY INTEREST                               (1.2)                       0.8                       2.1
                                               -----                      -----                     -----
PROFIT ATTRIBUTABLE TO SHAREHOLDERS             49.2                       56.2                      59.9
                                               -----                      -----                     -----
RETAINED PROFIT FOR THE YEAR                    49.2                       56.2                      59.9
                                               =====                      =====                     =====

BASIC EARNINGS PER SHARE (US$)        10        0.38                       0.47                      0.53
DILUTED EARNINGS PER SHARE (US$)      10        0.37                       0.44                      0.52
                                               =====                      =====                     =====

                      See notes to the financial statements

BALANCE SHEETS
As at December 31,

                                                                          2003         2002
                                                            Note          US$m         US$m
--------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                            11            15.4         17.3
Tangible fixed assets                                        12           603.4        602.7
Investments
 -  Geita joint venture                                      13           113.4         91.2
    -  Share of gross assets and goodwill                                 193.2        205.1
    -  Share of gross liabilities                                         (79.8)      (113.9)
 -  Loans to joint venture and other
    investments                                              13             1.1         32.6
                                                                          -----        -----
                                                                          733.3        743.8
                                                                          -----        -----
CURRENT ASSETS
Stocks                                                       14            68.4         76.6
Debtors due within one year                                  15            39.2         14.0
Debtors due after more than one year                         15               -          8.8
Cash                                                         16            72.8         41.3
                                                                          -----        -----
                                                                          180.4        140.7
                                                                          -----        -----
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Creditors                                                    17          (131.3)      (131.1)
Borrowings                                                   18           (24.9)        (2.7)
                                                                          -----        -----
                                                                         (156.2)      (133.8)
                                                                          -----        -----
NET CURRENT ASSETS                                                         24.2          6.9

TOTAL ASSETS LESS CURRENT LIABILITIES                                     757.5        750.7

CREDITORS: AMOUNTS FALLING DUE OVER ONE YEAR
Creditors                                                    17            (3.6)       (24.0)
Borrowings                                                   18          (217.4)      (254.2)

PROVISIONS FOR LIABILITIES AND CHARGES                       20           (27.8)       (25.0)
                                                                          -----        -----
                                                                          508.7        447.5
                                                                          =====        =====

CAPITAL AND RESERVES

Stated capital                                               21           599.0        588.2
Reserves                                                     23           (92.7)      (141.9)
                                                                          -----        -----
EQUITY SHAREHOLDERS' FUNDS                                                506.3        446.3
Equity minority interests                                                   2.4          1.2
                                                                          -----        -----
                                                                          508.7        447.5
                                                                          =====        =====

                     See notes to the financial statements

CASH FLOW STATEMENTS
For the year ended December 31,

                                                                                   2003           2002         2001
                                                                        Note       US$m           US$m         US$m
--------------------------------------------------------------------------------------------------------------------
CASH INFLOW FROM OPERATING ACTIVITIES                                    24         86.3           95.2         95.4
--------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                    0.8            0.8          2.0
Interest paid                                                                       (9.1)         (19.6)       (24.4)
--------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                                (8.3)         (18.8)       (22.4)
--------------------------------------------------------------------------------------------------------------------
TAXATION
Tax paid                                                                            (1.2)          (2.0)        (2.9)
--------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                  (83.0)         (64.5)       (49.6)
Proceeds from sale of fixed assets                                                   3.0              -            -
Proceeds from sale of investments                                                   13.3              -            -
Loans repaid by joint venture                                                       30.0              -            -
--------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                 (36.7)         (64.5)       (49.6)
--------------------------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                            40.1            9.9         20.5
MANAGEMENT OF LIQUID RESOURCES                                                       3.1            6.0          9.7
--------------------------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE FINANCING                                                        43.2           15.9         30.2
FINANCING
Issue of ordinary shares                                                            10.8           41.8            -
Decrease in debt                                                                   (19.4)         (61.0)       (40.6)
--------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM FINANCING                                          25         (8.6)         (19.2)       (40.6)
--------------------------------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH                                                         34.6           (3.3)       (10.4)
====================================================================================================================
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase/(decrease) in cash                                                         34.6           (3.3)       (10.4)
Decrease in liquid resources                                                        (3.1)          (6.0)        (9.7)
--------------------------------------------------------------------------------------------------------------------
                                                                                    31.5           (9.3)       (20.1)
Cash outflow from decrease in debt                                                  19.4           61.0         40.6
Other                                                                               (4.8)           3.4          0.9
--------------------------------------------------------------------------------------------------------------------
MOVEMENT IN NET DEBT                                                                46.1           55.1         21.4
Net debt at January 1                                                             (215.6)        (270.7)      (292.1)
--------------------------------------------------------------------------------------------------------------------
NET DEBT AT DECEMBER 31                                                  26       (169.5)        (215.6)      (270.7)
====================================================================================================================

                     See notes to the financial statements

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
For the year ended December 31,

                                                                                   2003     2002         2001
                                                                       Note        US$m     US$m         US$m
-------------------------------------------------------------------------------------------------------------
Retained profit for the year                                                       49.2     56.2         59.9

New share capital issued                                               21          10.8     43.0          0.9
-------------------------------------------------------------------------------------------------------------
NET ADDITIONS TO SHAREHOLDERS' FUNDS                                               60.0     99.2         60.8

Opening shareholders' funds                                                       446.3    347.1        286.3
-------------------------------------------------------------------------------------------------------------
CLOSING SHAREHOLDERS' FUNDS                                                       506.3    446.3        347.1
-------------------------------------------------------------------------------------------------------------

There are no recognised gains and losses other than as disclosed in the Profit and Loss Accounts.

                     See notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

1        ACCOUNTING POLICIES

         THE COMPANY AND ITS OPERATIONS

         Ashanti Goldfields Company Limited ("Ashanti") and its subsidiaries (collectively, "the Company") are primarily engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa. The Company's operations are principally in Ghana, Guinea, the Geita mine in Tanzania (which is a 50% joint venture with AngloGold Limited ("AngloGold")) and Zimbabwe. Gold bullion produced by the Company is used primarily for fabrication and bullion investment. Fabricated gold has a wide variety of uses including jewelery (the largest fabrication use for gold), electronics, dentistry, decorations, medals, medallions and official coins. Gold for bullion investment is primarily sold to central banks as part of their national investment strategies.

         The principal accounting policies used by the Company in the preparation of these financial statements are set out below. The accounting policies used in preparing the financial statements are consistent with those used by the Company in its financial statements for the years ended December 31, 2002 and December 31, 2001.

         GOING CONCERN

         In June 2002, Ashanti issued US$75 million of Mandatorily Exchangeable Notes ("MENs"). The MENs will mandatorily exchange into ordinary shares of Ashanti when Ashanti effects a rights issue. Ashanti agreed with its banks and the holders of the MENs to complete the rights issue prior to December 28, 2003. It was intended that as a part of the rights issue Ashanti would raise additional funds to fund completion of the Siguiri carbon-in-pulp ("CIP") project.

         During the course of the 2003, Ashanti entered into merger discussions with AngloGold and subsequently entered into a transaction agreement to effect a merger of Ashanti and AngloGold ("the Merger"). As a consequence of entering into the transaction agreement, Ashanti had to delay completing the rights issue. Since the MENs will become repayable on the Merger being completed, Ashanti has secured agreement of its banks and the holders of the MENs to delay the timeframe for completion of the rights issue until December 28, 2004.

         Given the delay in the rights issue, the postponement/cancellation of the Siguiri CIP project was considered. However, following discussions with AngloGold, Ashanti decided to continue with the Siguiri CIP project, notwithstanding the substantial increase in the anticipated capital cost of this project. The increased capital expenditure required for this project, together with the reduced cash in flows received by the Company due to poorer operating performance in 2003 compared to 2002, has led to the Company seeking alternative sources of financing to fund its cash requirements until the consummation of the Merger.

         With the agreement of AngloGold, a US$30 million distribution paid by the Geita mine on December 31,2003 has been paid in full to the Company. AngloGold has also agreed to provide an additional US$14.1 million to the Company by purchasing at face value the residual inter-company loan provided by the Company in respect of the Geita joint venture. In addition, AngloGold has agreed to provide an unsecured loan facility of up to US$20 million to Ashanti (see Note
         18). These arrangements are not conditional on the Merger completing.

         The Ashanti Board considers that these arrangements, together with the undrawn amounts under its revolving credit facility, are sufficient to enable it to meet its cash requirements in the period prior to the Merger becoming effective, currently anticipated to be around April 2004. If the Merger is not completed, or if there is a substantial delay in completing the Merger, Ashanti will need to proceed with its rights issue or review alternative forms of financing. If the Merger is not completed and alternative forms of financing cannot be implemented, then there will be uncertainty as to whether the Company will be able to continue as a going concern.

         Having taken into account the progress which AngloGold and Ashanti have achieved in relation to the Merger, the financial support being provided by AngloGold and other relevant factors, the Directors of Ashanti have formed the judgement that, at the time of approving these financial statements, it is appropriate to use the going concern basis in preparing these financial statements.

         The financial statements do not include any adjustments that might result should the Group be unable to continue as a going concern.

         BASIS OF ACCOUNTING

         The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP").

         BASIS OF CONSOLIDATION

         The Company's financial statements comprise a consolidation of the results, assets and liabilities of Ashanti, its subsidiary undertakings and joint ventures. The results and cash flows of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

         USE OF ESTIMATES

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

         GOODWILL

         Goodwill arising from the purchase of subsidiary undertakings and interests in associates and joint ventures represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, in accordance with Financial Reporting Standard ("FRS") 10, Goodwill and Intangible Assets ("FRS 10"). Goodwill is capitalised and amortised over the life of the underlying mine assets. Prior to January 1, 1998, goodwill was charged to reserves in the year of acquisition.

         On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

         Joint ventures

         A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more venturers under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

         Transactions in other currencies

         Transactions denominated in currencies other than the US dollar are measured at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than US dollars are remeasured at the rates of exchange ruling at year end. All remeasurement differences are taken to the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS

         REVENUE RECOGNITION

         Sale of bullion is recognised when dore is produced in the gold room. The proceeds from sales of bullion produced prior to the year end but which have not been received are included as 'gold in transit' within cash balances.

         EXPLORATION COSTS

         Exploration costs incurred prior to the establishment of a commercially mineable deposit are charged against profits.

         TANGIBLE FIXED ASSETS

         Tangible fixed assets are recorded at cost less accumulated depreciation, which includes provision for impairment. Repairs and maintenance expenditures are charged against profits as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised.

         Once it has been established that a commercially mineable deposit exists, mine development costs, including interest costs, are capitalised as tangible fixed assets. Mine development costs consist of those expenditures necessary to gain access to ore bodies prior to production and to extend production in an existing ore body, including costs of removing overburden, constructing underground shaft stations, and extending tunnels.

         Tangible fixed assets are depreciated as follows:

         Development costs, plant and equipment and processing plants are depreciated over the life of the mine using the unit of production method, or on a straight-line basis over their estimated useful lives if shorter. Under the unit of production method, the Company estimates the amortisation rate based on actual production over total proven and probable reserves. For mining operations with both underground and surface mining, amortisation rates are calculated separately for the respective assets. This rate is then applied to actual costs incurred to arrive at the amortisation expense for the period.

         Buildings are depreciated on a straight-line basis. Following are the estimated useful lives of assets that are depreciated using the straight-line basis:

Externally purchased software       3 years
Vehicles                            5 years
Plant and equipment                 5 to 15 years
Buildings                           up to 30 years

         Estimated useful lives are reviewed on an annual basis in conjunction with the life-of-mine plans. Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. At such time, in accordance with FRS 11, Impairment of fixed and assets and goodwill ("FRS 11") the net present value of the expected future cash flows attributable to the asset or its disposal value, if higher, is compared to the carrying value of the income-generating unit and an impairment charge is recorded if necessary. The Company considers hedging gains and losses in calculating the net present value of expected future cash flows for mines, unless there are any mine-specific issues that render such allocation unreasonale and unsupportable.

         STOCKS

         Stocks are valued at the lower of cost and net realisable value (which includes an appropriate proportion of production overheads). Costs are assigned to stocks on hand by the method most appropriate to each class of stock with the majority being valued on an average cost basis. Cost of production include fixed and variable direct costs and an appropriate portion of fixed overhead expenditure.

         INTEREST AND FINANCE COSTS

         Interest is capitalised in respect of mine developments as part of tangible fixed assets from the time that it has been determined that a commercially minable deposit exists up to the commencement of production. All other interest costs are charged against profits as incurred.

         Front-end fees, commitment fees and other costs associated with the initial loan are deferred and amortised over the life of the loan to give a constant rate of return on the outstanding loan balance.

         DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative instruments to hedge its exposures to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price for production and allow the Company to take advantage of increases in gold prices. Instruments are accounted for as a hedge when they have been entered into to manage gold prices and are within limits established by the Board of Directors.

         Hedging transactions are used as part of the Company's protection and commitment programme. Protected ounces represent future sales of gold for which the future price of gold has been fixed. Committed ounces represent future obligations of the Company to deliver gold at an agreed upon maximum price.

         Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains or losses on other hedging contracts, including premiums receivable and payable on options, are recognised in the profit and loss account as designated production is delivered. In the case of earlier settlement of hedge contracts, gains or losses are deferred and brought into income at the originally designated delivery date.

         DEFERRED TAXATION

         The Company provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

         ENVIRONMENTAL AND SITE RESTORATION OBLIGATIONS

         The expected costs of any committed decommissioning or other site restoration programmes incurred during the construction phase, discounted at the weighted average cost of capital, are provided for and capitalised at the beginning of each project and amortised over the life of the mine using the units of production method. Additional provisions are recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results. Such costs are estimated based on studies performed by independent environmental specialists and represent management's best current estimate of amounts that are expected to be incurred when the remediation work is performed within current laws and regulations or the terms of respective mining licenses.

NOTES TO THE FINANCIAL STATEMENTS

         It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities, and changes in remediation technology, the ultimate cost of remediation could change in the future. The Company periodically reviews its accrued liabilities for such remediation costs, as evidence becomes available indicating that its remediation liability has potentially changed. Ashanti currently carries public liability insurance coverage. However, there is no specific coverage available for environmental liabilities which either arise gradually or otherwise than as a result of an insurable event.

         PRE-STRIPPING AND STRIPPING COSTS

         Pre-stripping costs are the costs of removing overburden to expose ore after it has been determined that a commercially minable deposit exists, prior to the commencement of production. These costs are capitalised as tangible fixed assets and, upon commencement of production, depreciated using the unit of production method based on proved and probable reserves.

         Stripping costs are costs associated with the removal of waste materials after gold production has commenced. Over the life of the mine, stripping costs are deferred when the actual stripping ratio is above the average and then charged to operations when the actual stripping ratio falls below the average. This policy results in the smoothing of mine production costs over the life of the mine, which is a practice unique to the mining industry. The full amount of deferred stripping costs may not be expensed until the end of the mine life.

         Stripping costs are assessed for recoverability on an annual basis based on current factors surrounding the mine and adjustments made to the life of mine plan. If the recoverable value has fallen below cost, the asset is written down to its recoverable value. If the actual stripping ratio falls below the average stripping ratio, a deferred liability is recorded.

         LEASES

         Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding and are charged to the profit and loss account.

         Operating lease rentals are charged to the profit and loss account in equal annual amounts over the lease term.

                                                                 2003      2002      2001
2     TURNOVER                                                   US$m      US$m      US$m
------------------------------------------------------------------------------------------
      GROUP
      Bullion revenue                                            464.8     416.3     381.7
      Cash (paid)/realised on maturing hedging contracts         (20.8)     16.9      39.0
      Deferred hedging income                                     12.9      34.3      57.0
------------------------------------------------------------------------------------------
                                                                 456.9     467.5     477.7
------------------------------------------------------------------------------------------
      JOINT VENTURE
      Bullion revenue                                            122.0      90.1      74.1
      Cash (paid)/realised on maturing hedging contracts         (14.0)     (5.4)      2.6
------------------------------------------------------------------------------------------
                                                                 108.0      84.7      76.7
------------------------------------------------------------------------------------------
      TOTAL                                                      564.9     552.2     554.4
==========================================================================================

                                                                 2003      2002      2001
3     EXCEPTIONAL ITEMS BEFORE TAXATION                          US$m      US$m      US$m
------------------------------------------------------------------------------------------
      Depreciation and amortisation (note a.)                    (15.1)        -       -
      Redundancy costs (note b.)                                  (5.4)        -       -
      Refinancing and restructuring costs (note c.)                  -     (23.5)      -
      Share of operating loss of joint venture (note d.)             -      (8.8)      -
----------------------------------------------------------------------------------------
      EXCEPTIONAL OPERATING COSTS                                (20.5)    (32.3)      -
      Other income (note d. and note 4)                              -       8.8       -
      Profit on sale of investments (note e.)                      8.3         -       -
      Profit on sale of fixed assets (note f.)                     4.7         -       -
      Net interest payable - group (note g.)                       2.7         -       -
----------------------------------------------------------------------------------------
                                                                  (4.8)    (23.5)      -
----------------------------------------------------------------------------------------

a. Having reviewed the challenging environment in which the Freda-Rebecca mine operates, Ashanti has recognised an impairment charge of US$15.1 million.

b. During the fourth quarter of 2003, the Company established a plan to restructure its Obuasi mine operations which entailed the rationalization of 358 employees. In connection with this restructuring, the Company recorded provisions US$5.4 million. The following amounts have been recorded in respect of the restructuring plan:

                                        US$M
Amount initially established             5.4
Utilized to December 31, 2003            1.1
                                         ---
Balance at December 31, 2003             4.3
                                         ---

         By December 31, 2003, all 358 employees had been terminated. All costs outstanding at December 31, 2003 were paid by January 31, 2004.

NOTES TO THE FINANCIAL STATEMENTS

c. Costs incurred in refinancing the Company's debt during 2002, including fees paid to financial advisers, legal fees and fees relating to the extinguishment of the Company's previous revolving credit facility.

d. As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during 2002. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share of the receivable which resulted in an exceptional gain of US$8.8 million. In line with Ashanti's accounting policy on exploration costs, the cost of this property was expensed (Ashanti's share US$8.8 million).

e. Ashanti sold its interest in the Mampon property near Obuasi to Bogoso Gold Limited and Golden Star Resources Limited for a cash consideration of US$9.5 million which resulted in a gain before taxes of US$8.3 million. Ashanti realised a further US$0.5 million from the debenture held in Birim Goldfields ("Birim"), which it sold back to Birim at its carrying value.

f. The investment held in the joint venture in respect of the Youga property in Burkina Faso was sold for US$3.3 million resulting in a gain of US$2.7 million. Ashanti received insurance proceeds of US$3.0 million for the Company's damaged aircraft, which has since been scrapped. This resulted in a gain of US$2.0 million.

g. The Kilo-Moto Mining Corporation ("Kimin"), a wholly-owned subsidiary of Ashanti, has outstanding loans with third-party lenders. During 2003 the Company re-negotiated the terms of the Kimin loans. In consideration for Ashanti guaranteeing the Kimin loans, the Company secured a reduction in the amounts owed from US$7.7 million to US$5.0 million. This reduction of US$2.7 million has been recognised as an exceptional gain within net interest payable - group.

4        OTHER INCOME

                                                                2003     2002     2001
                                                                US$m     US$m     US$m
--------------------------------------------------------------------------------------
HEAD OFFICE
      Exceptional gain arising on transfer of receivable
      from AngloGold for no consideration (see note 3d.)          -       8.8      -

      Additional consideration received in respect of the
      Golden Pride mine sold in 1999                              -       3.3      -
------------------------------------------------------------------------------------
                                                                  -      12.1      -
------------------------------------------------------------------------------------

5        OPERATING PROFIT ANALYSIS BY BUSINESS AREA

         12 months to December 31, 2003

                                                                      FREDA-   HEDGING   EXPLOR-  CORP.            GEITA
                                OBUASI  IDUAPRIEM  BIBIANI   SIGUIRI  REBECCA   INCOME   ATION    ADMIN.   GROUP   (50%)     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
US$ million
Revenue                         187.1      89.8      77.6     91.7      18.6    (7.9)        -        -    456.9    108.0    564.9
Operating costs                (111.2)    (59.7)    (46.3)   (72.9)    (13.7)      -      (4.5)   (22.0)  (330.3)   (60.2)  (390.5)
Royalties                        (6.0)     (2.7)     (2.3)    (3.0)        -       -         -        -    (14.0)    (3.6)   (17.6)
----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow              69.9      27.4      29.0     15.8       4.9    (7.9)     (4.5)   (22.0)   112.6     44.2    156.8
Depreciation and amortisation   (30.8)     (6.0)    (11.2)   (12.6)     (5.6)      -         -     (0.7)   (66.9)   (12.9)   (79.8)
Exceptional operating costs      (5.4)        -         -        -     (15.1)      -         -        -    (20.5)       -    (20.5)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)          33.7      21.4      17.8      3.2     (15.8)   (7.9)     (4.5)   (22.7)    25.2     31.3     56.5
==================================================================================================================================

         12 months to December 31, 2002

                                                                      FREDA-   HEDGING   EXPLOR-  CORP.            GEITA
                                OBUASI  IDUAPRIEM  BIBIANI   SIGUIRI  REBECCA   INCOME   ATION    ADMIN.   GROUP   (50%)     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
US$ million
Revenue                         167.8      57.8     76.1      83.9     30.7     51.2         -        -    467.5    84.7     552.2
Operating costs                (106.9)    (43.9)   (43.9)    (66.7)   (21.0)       -      (3.8)   (16.5)  (302.7)  (52.0)   (354.7)
Royalties                        (5.0)     (1.7)    (2.3)     (2.9)       -        -         -        -    (11.9)   (2.7)    (14.6)
Other income                        -         -        -         -        -        -         -     12.1     12.1       -      12.1
----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow              55.9      12.2     29.9      14.3      9.7     51.2      (3.8)    (4.4)   165.0    30.0     195.0
Depreciation and amortisation   (33.0)     (7.6)   (11.7)    (17.7)    (3.7)       -      (0.1)    (1.3)   (75.1)  (13.3)    (88.4)
Exceptional operating costs         -         -        -         -        -        -         -    (23.5)   (23.5)   (8.8)    (32.3)
OPERATING PROFIT/(LOSS)          22.9       4.6     18.2      (3.4)     6.0     51.2      (3.9)   (29.2)    66.4     7.9      74.3
==================================================================================================================================

         12 months to December 31, 2001

                                                                         FREDA-   HEDGING  EXPLOR-  CORP.             GEITA
                         OBUASI   AYANFURI  IDUAPRIEM  BIBIANI  SIGUIRI  REBECCA  INCOME    ATION   ADMIN.   GROUP    (50%)  TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
US$ million
Revenue                   143.5     3.1       55.8      68.7     76.6     34.0     96.0        -        -    477.7    76.7    554.4
Operating costs          (101.4)   (3.8)     (44.8)    (45.3)   (62.2)   (22.8)       -     (6.5)   (21.2)  (308.0)  (41.7)  (349.7)
Royalties                  (4.3)   (0.1)      (1.7)     (2.1)    (2.6)       -        -        -        -    (10.8)   (2.2)   (13.0)
-----------------------------------------------------------------------------------------------------------------------------------
Operating cash flow        37.8    (0.8)       9.3      21.3     11.8     11.2     96.0     (6.5)   (21.2)   156.9    32.8    191.7
Depreciation and
  amortisation            (37.5)   (0.5)      (4.9)    (13.8)   (18.6)    (3.9)       -     (1.9)    (1.2)   (82.3)  (12.6)   (94.9)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/(LOSS)     0.3    (1.3)       4.4       7.5     (6.8)     7.3     96.0     (8.4)   (22.1)    76.6    20.2     96.8
===================================================================================================================================

         Costs include audit fees of US$0.6 million (2002: US$0.5 million; 2001:
         US$0.4 million).

NOTES TO THE FINANCIAL STATEMENTS

6     RECONCILIATION OF TOTAL COSTS

                                                           2003     2002     2001
                                                           US$m     US$m     US$m
---------------------------------------------------------------------------------
      CASH OPERATING COSTS
      Obuasi                                              111.2    106.4    101.4
      Iduapriem                                            58.5     43.0     44.0
      Bibiani                                              46.0     43.6     43.1
      Ayanfuri                                                -        -      2.8
      Siguiri                                              70.6     61.9     62.2
      Freda-Rebecca                                        13.7     21.0     22.8
      Geita (50%)                                          56.3     47.2     38.9
---------------------------------------------------------------------------------
      TOTAL CASH OPERATING COSTS                          356.3    323.1    315.2

      Corporate administration costs                       22.0     16.5     21.2
      Exploration costs                                     4.5      3.8      6.5
      Other costs                                           7.7     11.3      6.8
      Royalties                                            17.6     14.6     13.0
      Depreciation and amortisation                        79.8     88.4     94.9
      Exceptional costs                                    20.5     32.3        -
---------------------------------------------------------------------------------
      TOTAL COSTS                                         508.4    490.0    457.6
=================================================================================

7     EMPLOYEES

                                                           2003     2002     2001
----------------------------------------------------------------------------------
      THE AVERAGE NUMBER OF EMPLOYEES OF THE COMPANY
      DURING THE YEAR WAS AS FOLLOWS:
      Underground mining                                   4,384    4,602    4,777
      Surface mining                                         678      447      543
      Processing                                           1,878    1,978    1,896
      Administration                                       2,564    2,914    2,973
----------------------------------------------------------------------------------
                                                           9,504    9,941   10,189
==================================================================================

         Remuneration paid to directors of Ashanti (excluding amounts paid to Lonmin Plc in respect of Technical Services and the services of Mr S E Jonah) amounted to US$2.7 million (2002: US$2.9 million; 2001: US$2.5 million).

8     NET INTEREST PAYABLE

                                                                         2003    2002    2001
                                                                         US$m    US$m    US$m
---------------------------------------------------------------------------------------------
      Enlarged Revolving Credit Facility                                  8.0     5.0       -
      Mandatorily Exchangeable Notes                                      2.2     1.4       -
      Revolving Credit Facility                                             -     3.3     8.0
      51/2% Exchangeable Notes                                              -     6.3    12.0
      Other loans and finance charges                                     3.8     3.3     7.0
---------------------------------------------------------------------------------------------
                                                                         14.0    19.3    27.0
      Interest receivable                                                (1.6)   (1.8)   (5.4)
      Exceptional gain on re-negotiation of the Kimin loans (note 3g.)   (2.7)      -       -
---------------------------------------------------------------------------------------------
                                                                          9.7    17.5    21.6
      Share of interest payable by joint venture                          4.5     5.1     7.8
---------------------------------------------------------------------------------------------
                                                                         14.2    22.6    29.4
=============================================================================================

NOTES TO THE FINANCIAL STATEMENTS

9    TAXATION

                                                                                  2003     2002       2001
                                                                                  US$m     US$m       US$m
-----------------------------------------------------------------------------------------------------------
CORPORATE TAX - Current year - group                                                0.3       0.2       6.6
                             - joint venture                                        1.7       0.1         -
              - Prior years  - group                                               (0.8)     (8.5)      8.2
                             - joint venture                                          -       0.2         -
DEFERRED TAX  - group                                                                 -      11.3      (5.2)
              - joint venture                                                       2.9      (7.0)        -
-----------------------------------------------------------------------------------------------------------
TAX CHARGE/(CREDIT) ON PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS       4.1      (3.7)      9.6
Tax on exceptional items                                                            0.8         -         -
-----------------------------------------------------------------------------------------------------------
Tax charge/(credit) on profit on ordinary activities                                4.9      (3.7)      9.6
-----------------------------------------------------------------------------------------------------------

     Deferred tax assets are recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. The total amount of deferred tax assets in respect of tax losses not recognised as at December 31, 2003 amounted to US$30.8 million (2002: US$46.1 million; 2001: US$60.1 million).

     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures.

     Reconciliation of total corporate tax

     The standard rate of tax for the year, based on the Ghanaian tax rate for listed companies is 30% (for all reporting periods). The difference from the standard corporate tax charge to the actual current corporate tax charge is set out in the following reconciliation.

                                                                                  2003     2002       2001
                                                                                  US$m     US$m       US$m
-----------------------------------------------------------------------------------------------------------
Profit before taxation                                                             55.3      51.7      67.4
Tax on profit on ordinary activities at standard rate                              16.6      15.5      20.3
-----------------------------------------------------------------------------------------------------------
Factors affecting charge for the year
Capital allowances for the period in excess of depreciation                        (2.4)     (1.9)     (1.0)
Other short-term timing differences                                                 2.2       0.3       2.5
Tax losses (utilised)/incurred in the year                                        (17.4)     (3.7)      6.8
Profits arising in foreign jurisdictions with different tax rates                   2.3     (12.9)    (29.1)
Group goodwill amortisation                                                         1.7       1.9      (2.2)
Capital allowance uplifts                                                          (1.3)     (1.0)     (0.1)
Other permanent differences                                                         0.3       2.1      (5.0)
-----------------------------------------------------------------------------------------------------------
TOTAL ACTUAL CURRENT YEAR CORPORATE TAX CHARGE
(GROUP AND JOINT VENTURE)                                                           2.0       0.3       6.6
-----------------------------------------------------------------------------------------------------------

10   EARNINGS PER SHARE

     The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year (after deducting treasury shares which do not qualify for dividends) of 128.5 million (2002: 119.1 million; 2001: 112.1 million).

     Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares being warrants (under the agreement with the Company's hedge counterparties), share options (under the Senior Management Share Option Scheme) where the exercise price is less than the average price of the Company's ordinary shares during the period, and shares, issued free of charge to senior management, pursuant to the employee share incentive plans, provided certain criteria are met.

                                                                                  2003      2002      2001
-----------------------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (US$m)            49.2      56.2      59.9

Weighted average number of ordinary shares (millions) - basic earnings            128.5     119.1     112.1
per share
Dilutive warrants (millions)                                                        2.3       5.3       0.8
Dilutive share options (millions)                                                   2.1       1.6       0.8
Dilutive employee share plans (millions)                                            0.8       0.6       0.5
-----------------------------------------------------------------------------------------------------------

ADJUSTED WEIGHTED NUMBER OF ORDINARY SHARES (MILLIONS) - DILUTED EARNINGS
PER SHARE                                                                         133.7     126.6     114.2
-----------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE (US$)                                                     0.38      0.47      0.53
DILUTED EARNINGS PER SHARE (US$)                                                   0.37      0.44      0.52
-----------------------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS

11   INTANGIBLE ASSETS

                                                        GOODWILL
                                                          US$m
----------------------------------------------------------------
COST
At January 1, 2002                                          21.9
Additions                                                    0.2
----------------------------------------------------------------

At December 31, 2002                                        22.1
Additions                                                    0.7
Reductions                                                  (1.1)
----------------------------------------------------------------
AT DECEMBER 31, 2003                                        21.7
================================================================

AMORTISATION
At January 1, 2002                                           3.1
Charge for the year                                          1.7
----------------------------------------------------------------

At December 31, 2002                                         4.8
Charge for the year                                          1.5
----------------------------------------------------------------
AT DECEMBER 31, 2003                                         6.3
================================================================

NET BOOK VALUE
AT DECEMBER 31, 2003                                        15.4
At December 31, 2002                                        17.3
----------------------------------------------------------------

     The balance as at December 31, 2003 of US$15.4 million is in respect of the acquisition of Pioneer Goldfields Company Limited ("Pioneer"). The additional goodwill in 2003 and 2002 relates to additional consideration which has become payable in respect of the acquisition of Pioneer Goldfields Limited (Tebererie mine) in 2000. Further consideration may become payable in the future depending on the gold price level.

NOTES TO THE FINANCIAL STATEMENTS

12   TANGIBLE FIXED ASSETS

                                        MINE SHAFTS,                                         ASSETS IN THE
                                      DEVELOPMENT AND   PLANT AND   PROCESSING                 COURSE OF
                                      PRE-PRODUCTION    EQUIPMENT     PLANTS     BUILDINGS   CONSTRUCTION     TOTAL
                                           US$m           US$m         US$m        US$m          US$m         US$m
--------------------------------------------------------------------------------------------------------------------
COST
At January 1, 2002                              836.3       537.9        419.3        91.1             2.4   1,887.0
Additions                                        29.5        11.1          2.4         0.4            21.1      64.5
Disposals                                        (2.8)       (0.7)           -        (1.4)              -      (4.9)
Transfers                                       (21.5)        2.3         16.0        13.9           (10.7)        -
--------------------------------------------------------------------------------------------------------------------

At December 31, 2002                            841.5       550.6        437.7       104.0            12.8   1,946.6

Additions                                        26.5        13.0          5.3         0.3            39.3      84.4
Disposals                                        (1.7)      (12.9)           -           -               -     (14.6)
Transfers                                         2.8         1.0         11.9           -           (15.7)        -
--------------------------------------------------------------------------------------------------------------------

AT DECEMBER 31, 2003                            869.1       551.7        454.9       104.3            36.4   2,016.4
====================================================================================================================

DEPRECIATION
At January 1, 2002                              592.9       364.2        260.1        56.9               -   1,274.1
Charges                                          19.0        27.7         20.2         6.5               -      73.4
Disposals                                        (1.9)       (0.7)           -        (1.0)              -      (3.6)
--------------------------------------------------------------------------------------------------------------------

At December 31, 2002                            610.0       391.2        280.3        62.4               -   1,343.9

Charges                                          17.3        22.4         21.8         3.9               -      65.4
Provision for impairment (note 3a.)                 -         1.2          8.0         5.9               -      15.1
Disposals                                        (0.5)      (10.9)           -           -               -     (11.4)
--------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2003                            626.8       403.9        310.1        72.2               -   1,413.0
====================================================================================================================

NET BOOK VALUE
AT DECEMBER 31, 2003                            242.3       147.8        144.8        32.1            36.4     603.4
At December 31, 2002                            231.5       159.4        157.4        41.6            12.8     602.7
--------------------------------------------------------------------------------------------------------------------

     The net book value of tangible fixed assets includes US$2.1 million (2002:
     US$3.5 million) in respect of assets held under finance leases included within buildings.

                                                        2003     2002
                                                        US$m     US$m
---------------------------------------------------------------------
CAPITAL COMMITMENTS
Contracts placed but not provided for                   49.3     13.1
---------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS

13       INVESTMENTS

         The Company's investment in joint ventures is in respect of its 50% interest in the Geita mine in Tanzania. This interest is accounted for under the gross equity basis of accounting.

                                        INVESTMENT   LOANS TO
                                         IN JOINT     JOINT        OTHER
                                         VENTURE     VENTURE    INVESTMENTS     TOTAL
                                           US$M        US$M         US$M        US$M
-------------------------------------------------------------------------------------
COST
At January 1, 2002                         81.7        31.1         1.5         114.3
Share of retained profit for the year       9.5           -           -           9.5
-------------------------------------------------------------------------------------
At December 31, 2002                       91.2        31.1         1.5         123.8
Share of retained profit for the year      22.2           -           -          22.2
Loans repaid by joint venture                 -       (30.0)          -         (30.0)
Sale of investments                           -           -        (1.5)         (1.5)
-------------------------------------------------------------------------------------
AT DECEMBER 31,2003                       113.4         1.1           -         114.5
=====================================================================================

         In December 2003, Geita made a US$30.0 million distribution to the joint venture partners. With the agreement of AngloGold, this US$30.0 million distribution was paid in full to the Company. In consideration for the above, the Company agreed that it would not participate in future distributions of Geita, until such time as the equivalent amounts owed to AngloGold have been repaid in full.

         The Company's share of net assets of the Geita joint venture can be analysed as follows:

                                                      2003       2002
                                                      US$m       US$m
---------------------------------------------------------------------
Goodwill                                              50.9       54.8
Share of fixed assets                                110.4      103.5
Share of current assets                               31.9       46.8
Share of liabilities due within one year             (28.3)     (30.5)
Share of liabilities due after more than one year    (51.5)     (83.4)
---------------------------------------------------------------------
SHARE OF NET ASSETS                                  113.4       91.2
=====================================================================


The principal subsidiary and associated undertakings are:

                                                                           CLASS OF       GROUP INTEREST
COMPANY AND COUNTRY OF INCORPORATION              PRINCIPAL ACTIVITIES    SHARES HELD        PER CENT
--------------------------------------------------------------------------------------------------------
SUBSIDIARY UNDERTAKINGS
GHANA
Ashanti Godfields (Bibiani) Limited                  Gold Mining           Ordinary            100
                                                                          No par value
Ghanaian-Australian Goldfields Limited               Gold Mining           Ordinary             80
                                                                          No par value
Teberebie Goldfields Limited                         Gold Mining           Ordinary             90
                                                                          No par value
--------------------------------------------------------------------------------------------------------
GUINEA
Societe Ashanti Goldfields de Guinee S.A.            Gold Mining           Ordinary             85
--------------------------------------------------------------------------------------------------------
ZIMBABWE
Ashanti Goldfields Zimbabwe Limited                  Gold Mining           Ordinary            100
--------------------------------------------------------------------------------------------------------
ISLE OF MAN
Ashanti Treasury Services Limited                       Treasury           Ordinary            100
Geita Treasury Services Limited                         Treasury           Ordinary            100
--------------------------------------------------------------------------------------------------------
CAYMAN ISLANDS
Ashanti Capital Limited                                Financing           Ordinary            100
Ashanti Finance (Cayman) Limited                       Financing           Ordinary            100
Ashanti Capital (Second) Limited                       Financing           Ordinary            100
--------------------------------------------------------------------------------------------------------
UNITED KINGDOM
Ashanti Goldfields Services Limited                 Holding Company        Ordinary            100
--------------------------------------------------------------------------------------------------------
ASSOCIATED UNDERTAKINGS
Geita Gold Mining Limited (Tanzania)                 Gold Mining           Ordinary             50
Geita Management Company Limited (Isle of Man)          Treasury           Ordinary             50
--------------------------------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS

14       STOCKS

                                     2003         2002
                                     US$m         US$m
------------------------------------------------------
Mine stores                          44.3         51.1
Ore in stockpiles (note a.)          17.0         20.1
Gold in process                       7.1          5.4
------------------------------------------------------
                                     68.4         76.6
======================================================

         a. Ore is only mined and sent to the stockpile if it is considered that the ore will have future economic benefit. This is assessed by reviewing the estimated grade of the stockpile, the current spot gold price and the estimated costs of processing the stockpile. These criteria are used consistently from period to period.

15       DEBTORS

                                     2003         2002
                                     US$m         US$m
------------------------------------------------------
DUE WITHIN ONE YEAR:
Sundry debtors                        5.2         10.3
Prepayments                           5.3          3.7
Deferred expenses                     0.7            -
Due from AngloGold (note a.)         28.0            -
------------------------------------------------------
                                     39.2         14.0
DUE AFTER MORE THAN ONE YEAR:
Due from AngloGold (note a.)            -          8.8
------------------------------------------------------
                                     39.2         22.8
======================================================

         a. Amounts due from AngloGold after more than one year of US$8.8 million as at December 31, 2002 represented a receivable from AngloGold which arose from the transfer of the Ridge 8 property by AngloGold to the Geita mine. As at December 31, 2002, this amount was due after the Geita project finance loans were fully repaid by the Geita mine in 2007. On February 3, 2004, AngloGold Holdings Limited, a subsidiary of AngloGold, agreed to purchase this receivable together with interest owed by Geita to Ashanti totalling US$13 million. The amounts due from AngloGold also include recoverable transaction costs relating to the Merger and the Rights Issue. In accordance with the Transaction Agreement with AngloGold, AngloGold will reimburse the Company for all costs incurred at the time of the Merger.

16       CASH

                                     2003         2002
                                     US$m         US$m
------------------------------------------------------
Cash at bank and in hand             52.6         17.1
Gold and cash in transit             20.2         24.2
------------------------------------------------------
                                     72.8         41.3
======================================================

NOTES TO THE FINANCIAL STATEMENTS

17       CREDITORS

                                                  2003      2002
                                                  US$m      US$m
----------------------------------------------------------------
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Trade creditors                                   36.2      45.2
Deferred purchase consideration (note a.)          4.7       3.0
Deferred heding income (note b.)                  11.3      14.7
Mining related accruals                            5.7      12.9
Accrued interest                                  21.5       8.0
Taxation                                           5.5       4.4
Pensions                                           7.5       7.8
Other accruals                                    38.9      35.1
----------------------------------------------------------------
                                                 131.3     131.1
================================================================
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:
DEFERRED purchase consideration (note a.)            -       5.8
Deferred hedging income (note b.)                    -      13.1
Other accruals                                     3.6       5.1
----------------------------------------------------------------
                                                   3.6      24.0
================================================================

         a. The total deferred purchase consideration at December 31, 2003 of US$4.7 million (December 31, 2002: US$8.8 million) is in respect of the acquisition of Teberebie. This is a fixed amount payable that is not subject to any form of contingency.

         b. Deferred hedging income arises from the early close-out of hedging contracts.

18       BORROWINGS

                                                  2003      2002
                                                  US$m      US$m
----------------------------------------------------------------
Mandatorily Exchangeable Notes (note a.)          75.0      75.0
Enlarged Revolving Credit Facility (note b.)     135.5     144.5
Project finance loans (note c.)                   24.3      23.4
Bank loans and overdrafts                          5.4       8.2
Finance leases                                     2.1       3.5
Aviation loans                                       -       2.3
----------------------------------------------------------------
                                                 242.3     256.9
================================================================
Repayments falling due:
Between one year and two years                    45.7       2.0
Between two and five years                        91.4     136.3
After five years                                  80.3     115.9
----------------------------------------------------------------
After more than one year                         217.4     254.2
Within one year                                   24.9       2.7
----------------------------------------------------------------
                                                 242.3     256.9
================================================================

         a. On June 28, 2002 the Company issued US$75.0 million of MENs which were used in part to repay the existing 5 1/2% Exchangeable Notes. MENs are exchangeable into Ordinary Shares on either of the following events:

                  (i) automatically or the completion date of the first rights issue ("Rights Issue") by the Company undertaken following the date of the MENs Deed Poll of June 27, 2002; or

                  (ii) Ashanti serving a notice of exchange upon the holders of the MENs at any time after the date falling 18 months after the issue of the MENs on June 28, 2002.

                  The MENs are exchangeable into Ordinary Shares at an exchange price of the lower of US$5.40 and the price at which the Company issues Ordinary Shares pursuant to the Rights Issue. The MENs (if not already exchanged) will be redeemable for cash on the earlier of:

                  (i) a takeover offer for the Company, or a scheme of arrangement of the Company, becoming effective; or

                  (ii)     the date of maturity, being June 30, 2008.

                  Interest on the MENs is being accrued at the rate of the Enlarged Revolving Credit Facility ("Enlarged RCF") but such interest only becomes payable if the MENs are redeemed for cash following one of the two events above. Any interest accrued will be deemed to be part of the consideration upon conversion of the MENs into equity.

NOTES TO THE FINANCIAL STATEMENTS

         b.       As at December 31, 2003, US$139 million (December 31, 2002:
                  US$149 million) was drawn down under the US$200 million enlarged RCF entered into on June 28, 2002. Offset against this were deferred loan fees of US$3.5 million (December 31, 2002: US$4.5 million); such costs are being amortised over the term of the loan (five years). The Enlarged RCF replaced the Revolving Credit Facility outstanding at December 31, 2001 and was used in part to repay the existing 5 1/2% Exchangeable Notes. The terms of the US$200 million Enlarged RCF require minimum repayments of eight semiannual instalments of US$20 million starting June 30, 2003 with a final instalment of US$40 million.

                  The interest rate applicable to the Enlarged RCF increases over the life of the loan. The interest rate is as follows:

                  (i) Years 1 and 2 - US London Interbank Offer Rate ("US LIBOR") plus 1.75%; and

                  (ii)     Years 3, 4 and 5 - US LIBOR plus 2.00%.

                  Financial covenants provide that the ratio of consolidated net debt to consolidated EBITDA (based on the definitions in the Enlarged RCF) is no greater than 2.50:1 for the 12-month period ended on December 31, 2002, decreasing incrementally to 1.50:1 for any 12-month period ending after June 30, 2004 and that the ratio of consolidated EBITDA to consolidated net interest payable (based on the definitions in the Enlarged
                  RCF) is not less than 4.50:1 for the 12-month period ended December 31, 2002, increasing incrementally to 6.00:1 for any 12-month period ending after June 30, 2004.

                  Additionally, consolidated tangible net worth is not to be less than US$415.0 million at any time, and consolidated net debt is not to exceed 50% of the consolidated tangible net worth for the periods ending on or before June 30, 2004 and for the relevant periods thereafter shall not exceed 40% of the consolidated tangible net worth. The Enlarged RCF also contains default provisions, including cross-default provisions.

                  The lenders under the Enlarged RCF have security over all the hedging contracts entered into by Ashanti Treasury Services Limited and Geita Treasury Services Limited, gold refining and purchasing agreements, insurance contracts, gold in transit and bank accounts. Security has also been granted over substantially all the assets of Ashanti and Ashanti Goldfields (Bibiani) Limited located in Ghana including the mining leases relating to the Obuasi and Bibiani mines. At December 31, 2003, the book value of these securing assets amounted US$532.7 million. Ashanti also agreed to use its best endeavours to give security over its shares in Cluff Resources Limited, which owns the Geita Mine. In addition, Ashanti has effected a political risk insurance policy, or PRI, of up to US$131.0 million in relation only to Ghana for the benefit of the lenders who, prior to the closing of syndication, elected to take the benefit of PRI.

                  The Group under its Enlarged RCF had undrawn committed borrowing facilities of US$21.0 million as at December 31,2003.

         c. The project finance loans of US$24.3 million (2002: US$23.4 million) are in respect of loans provided to subsidiaries Ghanaian-Australian Goldfields Limited and Teberebie Goldfields Limited and are secured by fixed and floating charges over their respective assets. At December 31, 2003, the book value of these securing assets amounted to US$58.8 million (2002: US$52.0 million).

         d. On February 3, 2004, SMI Holdings Limited, a subsidiary of AngloGold, agreed to provide an unsecured loan facility of up to US$20 million to Ashanti Capital Limited, payable in two equal tranches. The first tranche can be drawn down at any time with five days' notice. The second tranche can be drawn down on five days' notice, subject to the Company providing evidence that (a) it has fully utilised the existing headroom under the Enlarged RCF; and (b) all reasonable methods of raising finance by way of hedging and/or derivative transactions have been exhausted (subject to remaining in compliance with the Company's hedging policy and subject to the terms of the transaction agreement with AngloGold). On payment of any amount in respect of the second tranche, AngloGold is entitled to issue a notice specifying that no further capital expenditure shall be incurred in connection with the Siguiri project before the second tranche has been repaid in full, save for amounts that become due and payable under the terms of agreements entered into before the date of the notice. Interest is payable on the loan at the rate (inclusive of PRI premium) applicable to the Enlarged RCF. In certain circumstances the loan is subordinated to the terms of the Enlarged RCF. Each tranche of the loan is repayable on the earlier of the first anniversary of the date on which the first advance is made and March 31, 2005, subject to such subordination. AngloGold also agreed to provide a guarantee to the Company of up to US$6 million in respect of certain plant and machinery purchase agreements.

NOTES TO THE FINANCIAL STATEMENTS

19       FINANCIAL INSTRUMENTS

         Debtors and creditors arising directly from the Company's operations and gold in transit are excluded from the following disclosures.

         INTEREST RATE PROFILE OF FINANCIAL LIABILITIES

         The interest rate profiles of the Company's financial liabilities at December 31, 2003 and December 31, 2002, which are predominately US dollar denominated, were as follows:

                        Floating rate   Fixed rate   Total gross
                         borrowings     borrowings   borrowings
                            US$m           US$m         US$m
----------------------------------------------------------------
DECEMBER 31, 2003          242.3            -          242.3
----------------------------------------------------------------
December 31, 2002          256.9            -          256.9
================================================================

         Interest on floating rate borrowings are determined primarily by reference to US LIBOR.

         INTEREST RATE PROFILE OF FINANCIAL ASSETS

         The interest rate profiles of the Company's financial assets at December 31, 2003 and December 31, 2002, which are predominately US dollar denominated, were as follows:

                        Fixed rate    Floating rate    Interest free    Total
                           US$m          US$m             US$m           US$m
-----------------------------------------------------------------------------
DECEMBER 31, 2003           -            49.1              3.5           52.6
-----------------------------------------------------------------------------
December 31, 2002           -            16.5              0.6           17.1
=============================================================================

         The financial assets of the Company comprise cash at bank and in hand.

         CURRENCY EXPOSURES

         The Company had no significant currency exposures given that all revenues are US dollar denominated as are the majority of its costs, monetary assets and financial liabilities.

         FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

         Set forth below is the book value and management's best estimate of the fair value of financial instruments:

                                                                   2003                        2002
                                                         BOOK VALUE    Fair VALUE    Book value    Fair value
                                                           US$m          US$m           US$m          US$m
-------------------------------------------------------------------------------------------------------------
Financial instruments held or issued to finance the
Company's operations:

Long-term borrowings                                      (217.4)       (217.4)       (254.2)       (254.2)
Short-term borrowings                                      (24.9)        (24.9)         (2.7)         (2.7)
Cash at bank and in hand                                    52.6          52.6          17.1          17.1
-------------------------------------------------------------------------------------------------------------
Derivative financial instruments to hedge the
Company's exposure to gold price risk:

Forward contracts                                              -        (400.8)            -         (56.0)
European put options                                           -          28.4             -          24.9
European call options granted                                  -        (153.1)            -        (102.7)
Lease rate swaps                                               -          (6.6)            -         (16.2)
============================================================================================================

         Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

         Cash at bank and in hand - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

         Derivative financial instruments - Market values have been used to determine the fair value of lease rate swaps, call and put options and forward contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current rates for similar options on forward contracts.

         Long-term debt - The estimated fair values of the Company's long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

         Short-term borrowings - The estimated fair value of these financial instruments approximate to their carrying values due to their short maturities.

NOTES TO THE FINANCIAL STATEMENTS

     HEDGING

     It is the Company's policy to hedge the risk of movements in the gold price using several types of derivative financial instruments.

     Gains and losses on instruments used for hedging the gold price are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the instruments used for hedging and the movements therein, are as follows:

                                                                              GAINS    LOSSES    NET GAINS
                                                                               US$m     US$m        US$m
----------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at January 1, 2003                     38.3     (10.5)        27.8
Gains and losses arising in previous years recognised in the year             (20.0)      5.3        (14.7)
----------------------------------------------------------------------------------------------------------
Gains and losses arising before January 1, 2003 not recognised in the year     18.3      (5.2)        13.1
Losses arising in the year and not recognised                                     -      (1.8)        (1.8)
----------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at December 31, 2003                   18.3      (7.0)        11.3
----------------------------------------------------------------------------------------------------------
Gains and losses expected to be recognised within one year                     18.3      (7.0)        11.3
==========================================================================================================
Unrecognised gains and losses on hedges at January 1, 2002                     70.1      (4.5)        65.6
Gains arising in previous years recognised in the year                        (34.7)        -        (34.7)
----------------------------------------------------------------------------------------------------------
Gains and losses arising before January 1, 2002 not recognised in the year     35.4      (4.5)        30.9
Gains and losses arising in the year  and not recognised                        2.9      (6.0)        (3.1)
----------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges at December 31, 2002                   38.3     (10.5)        27.8
----------------------------------------------------------------------------------------------------------
Gains and losses expected to be recognised within one year                     20.0      (5.3)        14.7
Gains and losses expected to be recognised after one year                      18.3      (5.2)        13.1
==========================================================================================================

CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in gold prices. The Company does not anticipate non-performance by counterparties.

Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables and derivatives which are recorded at fair value. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in a number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large, financially strong customers the Company does business with.

As described in Note 1, the Company enters into certain hedging transactions. The Company attempts to minimize its credit exposure to counterparties by entering into derivative contracts with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote.

Management does not believe significant risk exists in connection with the Company's concentrations of credit as at December 31, 2003.

NOTES TO THE FINANCIAL STATEMENTS

20 PROVISIONS FOR LIABILITIES AND CHARGES

                               DEFERRED         SITE         CLASSIFIED
                               TAXATION    REHABILITATION    AS DEBTORS    TOTAL
                                 US$m           US$m             US$m      US$m
--------------------------------------------------------------------------------
At January l, 2002                 (6.9)             17.9           6.9     17.9
Charge for the year                11.3               2.7          (6.9)     7.1
--------------------------------------------------------------------------------
AT DECEMBER 31,2002                 4.4              20.6             -     25.0
Charge for the year                   -               5.6             -      5.6
Utilised during  the year             -              (2.8)            -     (2.8)
--------------------------------------------------------------------------------
AT DECEMBER 31,2003                 4.4              23.4             -     27.8
================================================================================

     The Company's provision for site rehabilitation as at December 31, 2003 is US$23.4 million (December 31, 2002: US$20.6 million). These costs are expected to be paid over a 20-year period as the mines come to the end of their useful lives, commencing with the currently envisaged closure of the Bibiani (provision of US$3.5 million) and Freda-Rebecca (provision of US$2.7 million) mines during 2007 and 2006, respectively. The remaining significant components of the provision comprise US$5.7 million and US$5.2 million related to the Obuasi and Iduapriem mines, respectively, with the majority of such costs expected to be paid subsequent to 2007.

DEFERRED TAXATION COMPRISES:

                                          2003      2002
                                          US$m      US$m
---------------------------------------------------------
Liability arising on fixed assets         144.9     141.9
Other timing differences                   (5.1)     (5.3)
Tax losses carried forward               (135.4)   (132.2)
---------------------------------------------------------
                                            4.4       4.4
=========================================================

21 STATED CAPITAL

                                                                 NUMBER OF SHARES
---------------------------------------------------------------------------------
AUTHORISED
200,000,000 ordinary shares of no par value                           200,000,000
1 special rights redeemable preference share of no par value                    1
---------------------------------------------------------------------------------
                                                                      200,000,001
=================================================================================

                                                                           ISSUED        STATED CAPITAL
                                                                           SHARES              US$m
-------------------------------------------------------------------------------------------------------
ALLOTTED AND FULLY PAID
AT JANUARY 1, 2003:
Ordinary shares of no par value in issue                                 126,893,915              588.2
Issue of shares at US$3.00 in respect of the exercise of the warrants      3,593,053               10.8
-------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2003:
Ordinary shares of no par value in issue                                 130,486,968              599.0
Ordinary shares in treasury                                                  556,987*                 -
1 special rights redeemable preference share of no par value                       1                  -
-------------------------------------------------------------------------------------------------------
                                                                         131,043,956              599.0
=======================================================================================================

     *The 556,987 ordinary shares held in treasury do not qualify for dividends and do not have voting rights.

     Based on the prices quoted on the New York Stock Exchange during 2003, Ashanti's share price traded during the year between a high of US$14.20 and a low of US$4.25. As at December 31, 2003, Ashanti's market capitalisation based on a share price of US$13.04 on that date was US$1.70 billion.

     The Government of Ghana holds the special rights redeemable preference share of no par value (the "Golden Share"). The Golden Share is non-voting but the holder is entitled to receive notice of and to attend and speak at any general meeting of the members or at any separate meeting of the holders of any class of shares. On winding up, the Golden Share has a preferential right to return of capital, the value of which will be 1,000 cedis.

     The Regulations of Ashanti provide that certain matters, principally matters affecting the rights of the Golden Share, the winding up of Ashanti or the disposal of a material part of the Company's assets, shall be deemed to be a variation of the rights attaching to the Golden Share and shall be effective only with the written consent of the holder of the Golden Share.

NOTES TO THE FINANCIAL STATEMENTS

     All of the ordinary shares in issue rank pari passu in all respects.

     In the April 30, 2003 general meeting of Ashanti, Ashanti passed a special resolution renewing an existing authority to make market purchases of its own shares up to an aggregate of 12,600,000 ordinary shares at a price per share (exclusive of expenses) of not more that 5% above the average of the middle market quotations for the shares taken from the Daily Official List of the London Stock Exchange for the five business days immediately before the date of purchase. However, Ashanti did not utilise this authority. The authority for Ashanti to purchase its own shares obtained from the April AGM will expire, unless renewed, on July 30, 2004 or at the conclusion of Ashanti's Annual General Meeting if held in 2004.

     In November 1999, pursuant to an agreement with Ashanti's hedge counterparties, a wholly-owned subsidiary, Ashanti Warrants Limited, issued unlisted warrants to subscribe for Mandatorily Exchangeable Securities under which the securityholders have the option of converting the securities into ordinary shares at a conversion price of US$3 per share. The warrants were issued in three equal tranches with expiry dates of April 28, 2004, October 28, 2004 and April 28, 2005. As part of the Company's refinancing arrangement, 13,945,122 warrants were exercised at US$3, leaving 5,889,879 warrants outstanding as at December 31, 2002. During 2003, a total of 3,593,053 warrants were exercised at US$3 leaving 2,296,826 warrants outstanding at 31 December 2003. The conversion rights of the remaining warrants could give rise to the issue of up to 2,296,826 ordinary shares.

     In June 2002, the Company issued US$75.0 million of MENs which are exchangeable into ordinary shares at an exchange price of the lower of US$5.40 and the price at which Ashanti's ordinary shares will be issued pursuant to the Rights Issue (see note 18). At a price of US$5.40, this could give rise to an issue of 13.9 million Ashanti ordinary shares. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by December 28, 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to December 28, 2004. On implementation of the merger, the MENs will be redeemed in accordance with their terms.

     THE AGC SENIOR MANAGEMENT SHARE OPTION SCHEME

     As at January 1 2001, options granted to directors and staff over 8,296,772 shares remained outstanding. As part of the review of the Company's remuneration arrangements conducted prior to the Annual General Meeting on April 25, 2001, option holders were invited to cancel all outstanding options voluntarily. The proposal was made on the basis that for every 10 shares then under option a new option would be granted over three shares.

     In the case of executive directors and certain members of the Company's senior management, their oustanding "underwater" options were required to be surrendered in order to receive any further awards under the company's long-term incentive plans.

     Options over 5,364,485 shares in respect of other senior management and 508,050 shares in respect of executive directors were cancelled in accordance with the invitation. Options over 2,189,787 shares lapsed in the year ended December 31, 2001. Options over a further 396,716 shares lapsed under the rules of this scheme in the year ended December 31, 2002.

     Following the cancellation, re-grant and lapsing of options described above, and subsequent award of options on August 22, 2002, the total number of ordinary shares over which executive directors and senior management held options as at December 31, 2003 is set out below:

                                                         OPTION        NUMBER OF
                                                         PRICE      ORDINARY SHARES
             PERIOD OF EXERCISE                 CODE     US$        OF NO PAR VALUE
-----------------------------------------------------------------------------------
13 July 2003-12 July 2010                          A       1.66              40,000
28 August 2003-27 August 2010                      B       2.55              50,000
3 May 2004-2 May 2011 (Replacement Options)        C       2.29           1,445,844
3 May 2004-2 May 2011                              D       2.29             906,290
22 August 2005-21 August 2012                      E       4.88             599,560
-----------------------------------------------------------------------------------
                                                                          3,041,694
===================================================================================

     All options granted on May 3, 2001 were granted with exercise prices of US$2.29. They ordinarily become exercisable on May 3, 2004 and lapse on May 2, 2011. Options granted on August 22, 2002 were granted with an exercise price of US$4.88 and ordinarily become exerciseable on August 22, 2005 and lapse on August 21, 2012. No options were granted in 2003. An analysis of options held by directors as at December 31, 2003 using the codes shown above is set out below:

                       B          C         D          E         Total
-----------------------------------------------------------------------
S E Jonah                 -     87,000    173,664     79,700    340,364
M Botsio-Phillips         -     13,500     18,760     14,130     46,390
E D Ofori Atta*           -     13,500     16,509     12,430     42,439
T S Schultz*              -     38,415     55,229     39,000    132,644
S Venkatakrishnan    50,000          -     52,828     37,300    140,128
-----------------------------------------------------------------------
TOTAL                50,000    152,415    316,990    182,560    701,965
=======================================================================

"Retired on December 31, 2003.

NOTES TO THE FINANCIAL STATEMENTS

22 DIRECTORS' INTERESTS

     The beneficial interests, including family interests, of the directors holding office at the end of the year in ordinary shares of Ashanti are set out below:

                               SHARES                  SHARES UNDER OPTION
                     ---------------------------    --------------------------
                     JANUARY 1,     DECEMBER 31,    JANUARY 1,    DECEMBER 31,
                        2003            2003           2003          2003
------------------------------------------------------------------------------
M E Beckett                1,873           1,873             -               -
S E Jonah                 59,690          64,190       340,364         340,364
T E Anin                      53              53             -               -
M Botsio-Phillips            100           2,350        46,390          46,390
L Chalker                      -               -             -               -
C A Crocker                    -               -             -               -
T Gibian                  20,000          20,000             -               -
G E Haslam                     -               -             -               -
M P Martineau                  -               -             -               -
N J Morrell                    -               -             -               -
E D Ofori Atta*              553           2,803        42,439          42,439
T S Schultz*              31,245          20,463       132,644         132,644
S Venkatakrishnan              -           2,250       140,128         140,128
------------------------------------------------------------------------------

     *Retired on December 31, 2003

     AGC 1994 EMPLOYEE SHARE SCHEME (RESTRICTED SHARE PLAN)

     The shareholder-approved AGC 1994 Employee Share Scheme replaced the Performance Share Plan in 2001. Under the AGC 1994 Employee Share Scheme, executive directors and key employees receive Ashanti's shares for free if specified challenging internal and/or external performance conditions are achieved. For the awards set out under Category 'A' below, these targets must be met over the three year period following the making of the award. Provided those targets are met, the shares are then transferred to participants free of charge at the end of that period. In respect of awards set out under Category 'B' below, such targets had to be met before the awards were made after which the shares were awarded and are to be held in trust for three years from the date of award, on expiry of which they will be transferred to participants free of charge. On August 22, 2002, Ashanti issued 234,571 new Ashanti ordinary shares under this scheme of which 129,871 ordinary shares were awarded to executive directors.

     As at December 31, 2003 the following awards had been made to the directors holding office at the end of the year under the AGC 1994 Employee Share Scheme.

                             SHARES AWARDED UNDER
                      THE ACG 1994 EMPLOYEE SHARE SCHEME
                      ----------------------------------
       NAME           CATEGORY 'A'           CATEGORY 'B'
--------------------------------------------------------
S E Jonah                        -                64,040
M Botsio-Phillips           12,000                 9,036
E D Ofori Atta*             10,560                 8,000
T S Schultz*                35,328                24,940
S Venkatakrishnan           33,792                23,855
--------------------------------------------------------
TOTAL                       91,680               129,871
========================================================

     *Retired on December 31, 2003

     The final tranche of shares awarded under the Performance Share Plan in July 2000 vested on July 4, 2003. Participants, including directors holding office, earned 75% of awards and shares were transferred to them accordingly.

     Between January 1, 2004 and February 10, 2004, there were no changes in the above directors' interests.

NOTES TO THE FINANCIAL STATEMENTS

23 RESERVES

                                                NON-DISTRIBUTABLE
                                PROFIT AND         SHARE DEALS
                                LOSS ACCOUNT         ACCOUNT           TOTAL
                                    US$m              US$m             US$m
------------------------------------------------------------------------------
At January 1,2002                     (217.1)                19.0       (198.1)
Retained profit for 2002                56.2                    -         56.2
------------------------------------------------------------------------------
AT DECEMBER 31,2002                   (160.9)                19.0       (141.9)
==============================================================================
At January 1, 2003                    (160.9)                19.0       (141.9)
Retained profit for the year            49.2                    -         49.2
------------------------------------------------------------------------------
AT DECEMBER 31,2003                   (111.7)                19.0        (92.7)
==============================================================================

     In accordance with the Ghana Companies Code 1963 (Act 179), all transactions relating to the purchase and re-issue of the Company's own shares are recorded in a non-distributable share deals account.

     Group reserves is after goodwill written off in previous years of US$476 million (2002: US$476 million) arising on the acquisition of subsidiary undertakings.

24 RECONCILIATION OF OPERATING PROFIT BEFORE EXCEPTIONAL OPERATING COSTS TO OPERATING CASH FLOWS


                                                                  2003      2002      2001
                                                                  US$m      US$m      US$m
-------------------------------------------------------------------------------------------
Total operating profit before exceptional operating costs          77.0      97.8      96.8
Share of operating profit in joint venture                        (31.3)    (16.7)    (20.2)
-------------------------------------------------------------------------------------------
OPERATING PROFIT EXCLUDING JOINT VENTURE                           45.7      81.1      70.6
Depreciation and amortisation                                      66.9      75.1      82.3
Loss on disposal of fixed assets                                      -         -       0.6
Decrease/(increase) in stocks                                       8.2      (3.1)      4.3
(Increase)/decrease in debtors                                    (16.1)      0.2       2.0
Decrease in creditors                                              (3.6)     (0.7)    (16.7)
Decrease in deferred hedging income                               (16.5)    (37.8)    (57.0)
Increase in provisions                                              2.8       2.7       3.3
Outflows related to exceptional costs                              (1.1)    (22.3)        -
-------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                          86.3      95.2      95.4
===========================================================================================

25 FINANCING

                                                     2003       2002      2001
                                                     US$m       US$m      US$m
-------------------------------------------------------------------------------
Enlarged Revolving Credit Facility - drawdowns           -      190.0         -
                                   -  repayments     (10.0)     (41.0)        -
Mandatorily Exchangeable Notes     - drawdown            -       75.0         -
Issue of ordinary shares                              10.8       41.8         -
51/2% Exchangeable Notes           - repayments          -     (218.6)        -
Revolving Credit Facility          - repayments          -      (55.0)    (33.8)
Other                              - repayments       (9.4)     (11.4)     (6.8)
-------------------------------------------------------------------------------
CASH OUTFLOW FROM FINANCING                           (8.6)     (19.2)    (40.6)
===============================================================================

NOTES TO THE FINANCIAL STATEMENTS

26   ANALYSIS OF NET DEBT

                                                          OTHER                       OTHER                        OTHER
                                          AT            NON-CASH       AT           NON-CASH       AT            NON-CASH     AT
                                        JAN 1,   CASH     MOVE-      DEC 31,  CASH    MOVE-      DEC 31,  CASH     MOVE-    DEC 31,
                                         2001    FLOW     MENTS-      2001    FLOW    MENTS       2002    FLOW     MENTS     2003
                                         US$M    US$M      US$M       US$M    US$M     US$M       US$M    US$M     US$M      US$M
-----------------------------------------------------------------------------------------------------------------------------------
Cash at bank                              32.8    (8.7)      -          24.1  (7.9)      -          16.2  34.6        -        50.8
Bank overdraft                            (3.5)   (1.7)      -          (5.2)  4.6       -          (0.6)    -        -        (0.6)
-----------------------------------------------------------------------------------------------------------------------------------
Cash                                      29.3   (10.4)      -          18.9  (3.3)      -          15.6  34.6        -        50.2
Short term deposits and collateralised
cash (liquid resources)                   40.8    (9.7)      -          31.1  (6.0)      -          25.1  (3.1)       -        22.0
Borrowings                              (362.2)   40.6     0.9        (320.7) 61.0     3.4        (256.3) 19.4     (4.8)     (241.7)
-----------------------------------------------------------------------------------------------------------------------------------
NET DEBT                                (292.1)   20.5     0.9        (270.7) 51.7     3.4        (215.6) 50.9     (4.8)     (169.5)
===================================================================================================================================

27   RELATED PARTY TRANSACTIONS

     The Company's principal shareholder is Lonmin Plc ("Lonmin"), which holds a 27.6% interest in the Company. On March 3, 2003, Ashanti announced that as of March 1, 2003 it had terminated the Technical Services Agreement (the "TSA") with Lonmin. Under the TSA, Lonmin had provided technical services and the services of Mr S E Jonah to the Company for which it received US$0.2 million in 2003 (2002: US$0.8 million; 2001: US$0.7 million).

     Another major shareholder is the Government of Ghana. The Company pays royalties, corporate and other taxes and utility charges in the normal course of business to the Government and associated authorities. Amounts paid during the year totalled approximately US$38 million (2002: US$48 million; 2001: US$51 million).

     In June 2002, Ashanti Capital (Second) Limited issued US$75 million of MENs. The MENs are held entirely by Lonmin, with the Government of Ghana having an option over certain of the MENs. Pursuant to the subscription agreements for the MENs, Ashanti was obliged to use its best efforts to complete a rights issue by December 28, 2003. In light of the proposed merger with AngloGold, Ashanti agreed with Lonmin and the Government that the period to effect the rights issue would be extended to December 28, 2004. On implementation of the merger, the MENs will be redeemed in accordance with their terms.

28   CONTINGENT LIABILITIES

     US CLASS ACTIONS

     The consolidated class action which was commenced in the year 2000, is pending against the Company and one officer and director and one former director under United States Federal Securities laws in the United States District Court for the Eastern District of New York. The complaint alleges non-disclosures and misstatements regarding Ashanti's hedging position and hedging programme. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act. The plaintiffs seek unspecified damages, attorneys' and experts' fees and other reliefs. The damages sought by the plaintiffs have not yet been specified, as is common practice in US litigation at the current state of proceedings.

     The Company continues to vigorously defend the action. Depositions of key witnesses have been taken. Certain pre-trial motions filed by both parties have yet to be resolved by the trial court. Although the Company cannot make any assurances regarding the ultimate result of the litigation at this stage, based on its current knowledge, it believes that the outcome will have no material adverse effect on the Company's financial position.

     KIMIN - EMPLOYEE ACTIONS

     A number of expatriate employees instituted an action against Kimin and against the Company in the Brussels Labor Court for arrears of salary, severance payments and payment in lieu of holiday. Other claims have been made against the Company and Kimin by other ex-employees, consultants and third party creditors. The Company is currently evaluating these claims. Based on information currently available, the Company believes that this potential liability has been reasonably provided for in its financial statements.

     SIGUIRI - TAX DEMANDS

     The Government of the Republic of Guinea has demanded 22.6 billion Guinea francs (approximately US$11.3 million) from Societe Ashanti Goldfields de Guinee S.A. ("SAG"), a wholly-owned subsidiary of Ashanti, in respect of withholding and other taxes. SAG has a stability agreement (Convention de
     Base) with the Republic of Guinea which provides for exemptions from these items and is therefore contesting this demand.

29. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company's financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP").

     The following is a summary of the significant adjustments to profit attributable to shareholders and shareholders' equity when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK and US GAAP.

                                                                2003     2002    2001
                                                                US$m     US$m    US$m
--------------------------------------------------------------------------------------
PROFIT AND LOSS ACCOUNT
PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER UK GAAP                49.2     56.2    59.9
US GAAP adjustments:
Amortization of goodwill and other intangibles             a      1.5      1.7       -
Impairment of long-lived assets                            b     (5.5)       -   (87.3)
Depreciation on impaired tangible fixed assets             b     11.8     12.8    12.9
Equity investment in joint venture                         c    (29.3)   (37.5)   (3.3)
Derivative financial instruments                           d   (398.6)  (276.6)    5.3
Transfer from other comprehensive income:
- Deferred hedging income                                  d        -     62.7    51.2
Depreciation on asset write-back                           e      1.4      1.5     1.7
Accounting for pensions                                    f        -        -     0.8
Environmental and site restoration obligations             g        -     (0.5)    1.4
Compensation charge on variable plan options               h    (15.8)    (3.1)   (1.2)
Deferred income taxes on reconciling amounts(1)            i        -        -    (8.3)
--------------------------------------------------------------------------------------
(Loss)/profit attributable to shareholders under US GAAP
  before the cumulative effect of accounting changes           (385.3)  (182.8)   33.1
- Gain on derivative financial instruments related to
  impaired assets on adoption of SFAS 133                  d        -        -    32.3
- Cumulative effect of adoption of SFAS 143                g      4.0        -       -
--------------------------------------------------------------------------------------
(LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER US GAAP       (381.3)  (182.8)   65.4
======================================================================================

(1) A 100% valuation allowance is provided against deferred tax assets arising on the adjustments recorded in reconciling profit in accordance with UK GAAP to that in accordance with US GAAP, for all periods presented.

                                                                         2003     2002    2001
                                                                         US$m     US$m    US$m
-----------------------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
(Loss)/profit for the year attributable to shareholders under US GAAP   (381.3)  (182.8)   65.4
Other comprehensive income, net of income tax:
  Cumulative effect of accounting change on
    adoption of SFAS 133                                                     -        -   146.2
Transfer to earnings:
- Gain on derivative financial instruments related to impaired assets        -        -   (32.3)
- Deferred hedging income                                                    -    (62.7)  (51.2)
-----------------------------------------------------------------------------------------------
                                                                        (381.3)  (245.5)  128.1
===============================================================================================
Earnings per share (US$):
  Basic:
  (Loss)/earnings per share before cumulative effect of an accounting
    change                                                               (3.00)   (1.53)   0.30
  Cumulative effect of an accounting change(1)                            0.03        -    0.28
-----------------------------------------------------------------------------------------------
  (Loss)/earnings per share                                              (2.97)   (1.53)   0.58
===============================================================================================
  DILUTED:
  (Loss)/earnings per share before cumulative effect of an accounting
    change                                                               (3.00)   (1.53)   0.29
  Cumulative effect of an accounting change(1)                            0.03        -    0.28
-----------------------------------------------------------------------------------------------
  (Loss)/earnings per share                                              (2.97)   (1.53)   0.57
===============================================================================================

(1) The cumulative effect of an accounting change in 2003 relates to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations (AROs) ("SFAS 143") (see note
     29g). The cumulative effect of an accounting change in 2001 relates to the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") (see note 29d).

                                                                                2003     2002
                                                                                US$m     US$m
----------------------------------------------------------------------------------------------
SHAREHOLDERS' (DEFICIT)/EQUITY
EQUITY SHAREHOLDERS' FUNDS UNDER UK GAAP                                       506.3     446.3
Impact on cost of long-lived assets (including impairment and purchase
    price adjustments)                                                     b     66.7     72.2
Accumulated amortization and depreciation on long-lived assets           a,b   (239.1)  (252.4)
Equity investment in joint ventures                                        c    (44.5)   (15.2)
Derivative financial instruments                                           d   (520.8)  (122.2)
Asset write-back                                                           e    (20.0)   (20.0)
Accumulated depreciation on asset write-back                               e      5.8      4.4
Environmental and site restoration obligations                             g        -     (4.0)
----------------------------------------------------------------------------------------------
SHAREHOLDERS' (DEFICIT)/EQUITY UNDER US GAAP                                   (245.6)   109.1
==============================================================================================

                                                                                  Accumu-
                                                                                lated other
                                                                    Retained      compre-
                                                                   (deficit)/     hensive     Stated     Other
                                                          Total     earnings      income      capital   reserves
STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY     US$m       US$m         US$m        US$m       US$m
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                                 178.3    (385.0)            -       544.3      19.0
Net profit for the year                                     65.4      65.4             -           -         -
New share capital issued                                     0.9         -             -         0.9         -
Compensation charge on variable plan options                 1.2       1.2             -           -         -
SFAS 133 transition adjustment                             146.2         -         146.2           -         -
Transfer to net income for the year                        (83.5)        -         (83.5)          -         -
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                               308.5    (318.4)         62.7       545.2      19.0
Net loss for the year                                     (182.8)   (182.8)            -           -         -
Reclassification of compensation expense on exercise of
warrants                                                       -      (4.8)            -         4.8         -
New share capital issued                                    43.0         -             -        43.0         -
Compensation charge on variable plan options                 3.1       3.1             -           -         -
Transfer to net income for the year                        (62.7)        -         (62.7)          -         -
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                               109.1    (502.9)            -       593.0      19.0
Net loss for the year                                     (381.3)   (381.3)            -           -         -
New share capital issued                                    10.8         -             -        10.8         -
Compensation charge on variable plan options                15.8      15.8             -           -         -
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                              (245.6)   (868.4)            -       603.8      19.0
================================================================================================================

a) AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

For years prior to the year ending December 31, 1998, goodwill arising on business combinations treated as acquisitions was written off against retained earnings in accordance with UK GAAP. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal was calculated after charging the amount of related goodwill charged to reserves. The Company adopted FRS 10 in 1998. FRS 10 requires that goodwill be capitalized and amortized over its expected useful life.

Under US GAAP, for periods ending on or before December 31, 2001 goodwill and identifiable intangible assets (principally mineral rights) were amortised under the units of production method. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management's judgement, the carrying value of such assets might not be recoverable. Impairments of goodwill and identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of excepted net cash flows to be generated, discounted using a rate commensurate with the risks involved.

Under US GAAP, effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). That statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. Subsequent to adopting SFAS 142, the Company carries out annual impairment reviews of goodwill. No such impairments were recorded in 2002 or 2003.

b) IMPAIRMENT OF LONG-LIVED ASSETS

Under both UK and US GAAP, impairment reviews of long-lived assets are performed whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. However, measurement differences arise regarding the determination of when a long-lived asset is impaired and the amount of impairment loss to be recognized.

Under UK GAAP, the Company evaluates long-lived assets for impairment by comparing the carrying value less deferred hedging income to the recoverable amount based on discounted future cash flows. Under US GAAP (i) undiscounted cash flows are used to evaluate for impairment, and (ii) deferred hedging income is not subtracted from the carrying value of long-lived assets.

If an impairment exists, an impairment loss is recognized to record the long-lived assets at their recoverable amount under UK GAAP and their fair value under US GAAP. The Company estimates both recoverable amount and fair value using discounted cash flow techniques. The discount rate applied is management's estimate of the rate that the market would expect on an investment of comparable risk. Under UK GAAP, impairment losses increase accumulated depreciation; under US GAAP, impairment losses reduce the historical cost of the related long-lived asset.

Differences arise between impairment assessments under UK GAAP and US GAAP as follows: (i) hedging cash flows from all derivative instruments are included in income generating units for impairment assessments under UK GAAP while, under US GAAP, prior to January 1, 2001, hedging cash flows only in respect of forward contracts and gold lease rate swaps were included and, subsequent to that date, no expected future cash flows from derivative instruments are included in impairment assessments; and (ii) corporate overhead costs are included in US GAAP impairment assessments only to the extent that they are incremental costs that are directly attributable to the operation of the mines whereas UK GAAP permits the allocation of joint corporate costs that are not directly attributable.

Under US GAAP, the Company recorded an impairment loss for the year ending December 31, 2003 amounting to US$20.6 million (2002: nil; 2001: US$87.3 million). The impairment loss was allocated, by segment, as follows: US$20.6 million relating to the Freda-Rebecca mine (2002 and 2001: nil), nil relating to the Bibiani mine (2002: nil; 2001: US$32.4 million), and nil relating to the Siguiri mine (2002: nil; 2001: US$54.9 million). None of the segments involved have any goodwill balances associated therewith.

The difference on depreciation of tangible fixed assets arises from the impact of adjustments to historic cost in respect of impairment charges (see above).

c) EQUITY INVESTMENT IN JOINT VENTURE

The Company's equity investment in joint venture is in respect of its 50% interest in the Geita mine in Tanzania. This mine became a joint venture of the Company on December 15, 2000, following the Company's sale of 50% of its interest in this mine to AngloGold Limited.

Under UK GAAP, the results of joint ventures are accounted for using the gross equity method of accounting which results in the Company's share of net income and the net assets, together with additional disclosure information relating to these balances, being presented on the face of the profit and loss account and balance sheet.

Under US GAAP the Company adopts the equity accounting provisions of Accounting Principals Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18"). Under APB 18 the Company's investment in, and advances to, the investee, which are increased or decreased by earnings, losses, and dividends, are combined and shown as a single-line item in its balance sheet. Similarly, the Company's share of the investee's current net earnings or losses is shown as a single-line item in its profit and loss account.

Other differences arise initially from additional goodwill that is recorded under US GAAP on the acquisition of the investment in joint ventures and subsequently, from the non-amortization of goodwill under US GAAP following the adoption of SFAS 142 and the impact of adjustments required to convert the underlying accounts of the joint venture from UK to US GAAP. As at December 31, 2003, additional goodwill (net of amortization) under US GAAP was US$33.0 million (2002: US$29.1 million). Other adjustments to convert the underlying accounts from UK GAAP to US GAAP relate solely to the Company's 50% share of the mark-to-market liability of derivative instruments held by the joint venture, that share being US$77.5 million (2002: US$44.3 million).

Additional disclosures in respect of the net income and net assets of the joint venture are provided on the face of the profit and loss account and balance sheet as required under UK GAAP.

d) DERIVATIVE FINANCIAL INSTRUMENTS

Under UK GAAP, the Company accounts for all derivative contracts using hedge accounting. The impact of accounting for derivatives under US GAAP is set out below.

POSITION TO DECEMBER 31, 2000

Under US GAAP, derivative financial instruments that are accounted for using hedge accounting must demonstrate a high degree of hedge effectiveness at the inception of the hedge relationship and on an ongoing basis. Hedge accounting under US GAAP additionally requires that the hedge relationship be designated at inception and reduce enterprise or transaction risk. Under US GAAP, prior to December 31, 2000 the Company accounted for fixed forward sales contracts and lease rate swaps using hedge accounting.

Under US GAAP, gains or losses (realized or unrealized) for derivative contracts which no longer qualified as hedges for accounting purposes were recognized in income immediately.

The Company used written and purchased put and call options, which qualify for hedge accounting under UK GAAP, to hedge exposure to commodity price risk for gold. The Company did not account for these instruments using hedge accounting under US GAAP.

Specifically, written options are the writing or sale of options contracts (the Company writes options with gold prices as the underlying risk), which obligate the writer to fulfil the contract should the holder choose to exercise. These contracts are not considered to reduce risk to the writer as the holder will only choose to exercise when it is beneficial to do so. In the Company's judgment, it is appropriate to treat these contracts as not qualifying for hedge accounting. Written options include option contracts sold for the purchase and sale of gold at a future date, and certain convertible structures, whereby the written option may convert into bought put options if the gold price moves below a specified barrier.

The adjustment relating to derivative contracts that do not qualify for hedge accounting under US GAAP includes (i) the recognition of changes in market values between periods, and (ii) the reversal of deferred hedging gains and losses that were recorded on the early close out of such contracts under UK GAAP.

POSITION FROM JANUARY 1, 2001

Effective January 1, 2001, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the profit and loss account when the hedged item affects earnings.

Under US GAAP, all financial instruments have been marked-to-market since adoption of SFAS 133. Whilst all derivatives have been entered into for hedging purposes, they do not qualify for hedge accounting under the provisions of SFAS
133. Accordingly the movement in fair value of derivatives is included in net income for the years ended December 31, 2003, 2002 and 2001. The following table sets out the fair value of the relevant derivative financial instruments at December 31, 2003 and 2002:

                                      2003      2002
                                      US$m      US$m
-----------------------------------------------------
Forward contracts                    (400.8)    (56.0)
European Put options (net bought)      28.4      24.9
European Call options (net sold)     (153.1)   (102.7)
Lease rate swaps                       (6.6)    (16.2)
-----------------------------------------------------
                                     (532.1)   (150.0)
-----------------------------------------------------

The US$520.8 million negative adjustment to shareholders' equity at December 31, 2003 (2002: US$122.2 million) represents (i) US$532.1 million (2002: US$150.0 million), being the total adjustment to mark-to-market the relevant financial instruments at that date; and (ii) the reversal of the deferred hedging income balance of US$11.3 million (December 31, 2002: US$27.8 million) recorded as a creditor under UK GAAP.

The US$398.6 million negative adjustment to net income (2002: US$276.6 million; 2001: US$5.3 million positive adjustment) represents (i) US$382.1 million (2002:
US$238.8 million; 2001: US$59.7 million positive adjustment), being the net change in fair values of the relevant financial instruments during the year ended December 31, 2003; and (ii) US$16.5 million (2002: US$37.8 million; 2001:
US$54.4 million) being the net change in deferred income recorded as a creditor under UK GAAP during the year ended December 31, 2003.

The adoption of SFAS 133 resulted in cumulative transition adjustment gains after tax of US$146.2 million at January 1, 2001 which was recorded in accumulated other comprehensive income at that date. Of these gains, US$32.3 million was immediately reclassified into earnings on recognition of the impairment charge discussed in b) above. An additional US$51.2 million was reclassified into earnings relating to the amortization of the accumulated deferred hedging income balance. The remaining accumulated other comprehensive income of US$62.7 million, relating to deferred hedging income, has been reclassified into earnings in the year ended December 31, 2002.

The Company has performed a review for embedded derivatives and has not identified any embedded derivatives that need to be bifurcated under the provisions of SFAS 133.

e) ASSET WRITE-BACK

In connection with the decision to close down the Iduapriem mine in 1998, the Company wrote down certain long-lived assets under both UK and US GAAP. As described above, in 2000 Ashanti acquired the Teberebie gold mine, which is adjacent to the Iduapriem mine. As a result of the acquisition, management determined that the Iduapriem and Teberebie mines could use a shared processing plant and, consequently the operations at Iduapriem were again considered economically feasible. Under UK GAAP, an element of the previously recognized impairment charge was reversed. Under US GAAP, the reversal of previously recognized impairment losses is not permitted.

f) ACCOUNTING FOR PENSIONS

During the years ended December 31, 2003, 2002 and 2001, the Company recorded pension costs under UK GAAP amounting to US$0.8 million, US$0.9 million and US$1.2 million respectively, related to the Scheme operated at the Obuasi mine. The Scheme provides for a monthly payment in Ghanaian currency (indexed to the US dollar) to retirees until death. Prior to the periods presented in these financial statements (i) all Scheme participants had retired, and (ii) the Scheme was closed to new employees.

Under US GAAP, the Scheme is accounted for in accordance with the provisions of SFAS No. 87, Employers' Accounting for Pensions and presented in accordance with SFAS No. 132, Employers' Disclosures about Pensions and Other Post Retirement Benefits. The benefits for the Scheme are based on years of service and compensation levels for the covered retirees. The Scheme is unfunded and accordingly, no assets related to the Scheme are recorded. Pension expense amounts to US$0.8 million in 2003, US$0.9 million in 2002 and US$0.4 million in 2001 of which actuarial loss was the only component.

The adjustment recorded represents the lower pension expense under US GAAP as compared to UK GAAP, being nil for the years ended December 31, 2003 and 2002 and US$0.8 million for the year ended December 31, 2001.

The projected benefit obligation for the Scheme was determined using a weighted average discount rate of 4.8% for each of the three years ended December 31, 2003.

                                            Pension Benefits
                                           2003   2002    2001
                                           US$m   US$m    US$m
--------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year   7.8    7.9     8.8
  Actuarial loss                            0.5    0.8     0.3
  Benefits paid                            (0.8)  (0.9)   (1.2)
--------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR           7.5    7.8     7.9
==============================================================

g) ENVIRONMENTAL AND SITE RESTORATION OBLIGATIONS

Under UK GAAP, the expected costs of any committed decommissioning or other site restoration programs incurred during the construction phase are capitalized and discounted at the weighted average cost of capital at the beginning of each project and amortized over the life of the mine using the units of production method. Additional provisions are also recorded during the production phase as environmental liabilities arise with a corresponding charge to operating results.

POSITION TO JANUARY 1, 2003

Under US GAAP, the cost of decommissioning or other site restoration programs was accrued using the unit-of-production method and charged to cost of sales and other direct production costs over the life of mine.

POSITION FROM JANUARY 1, 2003

The Company adopted SFAS 143 on January 1, 2003. Under SFAS 143, the Company recognizes asset retirement obligations ("AROs") at the fair value of the ultimate closure cost associated with reclamation, demolition and stabilization of its mining properties. Included in this liability are the costs of mine closure and reclamation, processing plant and infrastructure demolition, tailings pond stablization and reclamation and environmental monitoring costs. The capitalized amount of the ARO is being amortized over the life of the mine using the units of production method. The Company has considered the differences that remain between accounting for AROs under UK GAAP and SFAS 143 including the use of a fair value approach under US GAAP versus the present value of expected future cashflows under UK GAAP; the accounting for revisions to estimates (of which the Company has none in 2003); and the difference in applicable rates at which discounts are unwound under SFAS 143 versus UK GAAP. The Company has concluded that it has no significant adjustment to record in this regard.

h) VARIABLE PLAN OPTIONS

On April 25, 2001, Ashanti implemented an option contribution plan that gave current option holders the ability to cancel their outstanding options in exchange for newly issued options. For every 10 shares under option which were cancelled by the option holders, a new option was granted over three shares. These new options required the option holder to remain employed by Ashanti for a period of three years from the date of grant.

Under UK GAAP, the voluntary cancellation and re-grant of options are treated as separate events. At the date of grant, the option prices were above the market price of Ashanti's shares. Consequently, the options had no intrinsic value and no compensation charge was recognized pursuant to Urgent Issues Task Force 17, Employee Share Schemes.

Under US GAAP, the voluntary cancellation and re-grant of options are also treated as separate events. However, under US GAAP, Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB Opinion No. 25, requires variable plan accounting for the newly granted options. Consequently, compensation cost in respect of options regranted during the year has been measured at each year-end for the difference between the quoted market price and the exercise price to be paid by an employee. Such expense is being recognized over the three-year service period.

i) DEFERRED INCOME TAXES

Under UK GAAP, FRS 19, Deferred tax requires that deferred tax be provided in full on all liabilities. Deferred tax assets are recognized to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Under US GAAP, the Company has applied SFAS No. 109, Accounting for Income Taxes ("SFAS 109"), for all periods presented. SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under US GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The following are the deferred tax assets and liabilities at December 31:

                               2003       2002
                               US$M       US$m
                               ----       ----
Deferred tax liabilities:
  Long-lived assets             87.9       82.6
Deferred tax assets:
  Losses carried forward      (166.2)    (178.3)
  Other                         (6.3)      (6.5)
                              ------     ------
TOTAL DEFERRED TAX ASSET       (84.6)    (102.2)
VALUATION ALLOWANCE             89.0      106.6
                              ------     ------
NET DEFERRED TAX LIABILITY       4.4        4.4
                              ======     ======

During the year ended December 31, 2003, US$57.5 million of losses were utilized or expired and the Company reduced its valuation allowance by US$12.2 million to adjust its deferred tax assets to estimated realizable value. The total valuation allowance primarily relates to the deferred tax assets arising from loss carryforwards. At December 31, 2003, the Company had US$549 million in loss carryforwards of which US$203 million can be carried forward indefinitely. The remaining loss carryforwards amounting to US$346 million expire in 2006.

At December 31, 2003 based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

The components of the tax expense/(benefit) were as follows:

                                                                                  2003      2002      2001
                                                                                  US$m      US$m      US$m
-----------------------------------------------------------------------------------------------------------
Current tax expense
  - Ghana                                                                          1.0      (5.7)      9.2
  - Overseas                                                                      (0.8)     (2.3)      5.6
  - Interest in joint ventures                                                     1.8         -         -
Deferred tax expense/(benefit) under UK GAAP
  - Group
  - Ghana                                                                          0.5       4.2      (0.4)
  - Overseas                                                                      (0.5)      7.1      (4.8)
  - Interest in joint venture                                                      2.9      (7.0)        -
Deferred tax expense of applying SFAS 109                                            -         -       8.3
-----------------------------------------------------------------------------------------------------------
TAX EXPENSE/(BENEFIT) FOR THE YEAR ON APPLICATION OF SFAS 109 TO UK GAAP
PROFIT BEFORE TAX                                                                  4.9      (3.7)     17.9
===========================================================================================================

The tax expense/(benefit) recorded under US GAAP differs from the amount determined by applying the applicable Ghanaian statutory income tax rate to pre-tax profit/(loss) attributable to shareholders under US GAAP as a result of the following:

                                                           2003       2002      2001
                                                           US$m       US$m      US$m
------------------------------------------------------------------------------------
Tax expense/(benefit) at statutory rate*                  (112.6)    (56.2)     24.4
Amortization of goodwill                                     0.4       0.1      10.5
Investment allowances                                       (1.3)     (1.0)     (0.1)
Effect of foreign income taxes, net                          2.3     (12.9)    (29.1)
Mark to market of hedging contracts                        129.5      76.7     (26.4)
Impact of change in tax rate on deferred taxes                 -         -       8.5
Prior year tax adjustments                                  (0.2)      3.0      11.8
Valuation allowance                                        (17.6)    (18.1)     13.0
Other permanent differences                                  4.4       4.7       5.3
------------------------------------------------------------------------------------
TAX EXPENSE/(BENEFIT) FOR THE YEAR                           4.9      (3.7)     17.9
====================================================================================

*The statutory rate for 2001, 2002 and 2003 was 30%.

OTHER DISCLOSURES

The following information is provided as additional disclosure under US GAAP:

EARNINGS PER SHARE

Under US GAAP, basic earnings/(loss) per share (`EPS') is computed by dividing net earnings/(loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued, and the numerator may be adjusted for the impact the outstanding security had on income available to common shareholders used in the basic EPS calculation.

Diluted EPS is equal to basic EPS for each of the two years ended December 31, 2003 as the exercise of the Senior Management Share Options, Warrants, Mandatorily Exchangeable Notes and conversion of 5 1/2 % Exchangeable Notes, are excluded from the computation of diluted EPS in those years as the effect of inclusion is anti-dilutive.

The number of potentially dilutive shares that were excluded from the computation of diluted EPS are as follows:

                                     2003       2002          2001
                                   MILLIONS   millions      millions
--------------------------------------------------------------------
Senior Management Share Options       3.0        3.0           2.0
5 1/2 % Convertible Notes               -          -           8.1
Warrants                              2.3        5.9          19.0
Mandatorily Exchangeable Notes       13.9        7.0             -
------------------------------------------------------------------
                                     19.2       15.9          29.1
------------------------------------------------------------------

REVENUE RECOGNITION

Under UK GAAP, the Company recognizes "estimated" revenue when gold is produced in dore form in the gold room based on the quantity and spot price at that date. Pursuant to the Company's refining and purchase agreements with its customers (i) the actual sales price is the spot price at the date of delivery, and (ii) the actual quantity invoiced is the quantity after the gold is refined (refining is generally completed within one day of delivery.) Consequently, under UK GAAP the Company processes an adjustment on completion of the refining process to adjust revenues recognized at the time of producing dore to actual revenues.

Under US GAAP, the Company recognizes revenue from sales of gold bullion at the date of delivery to the refinery. At this point in time, delivery of third-party refined gold to the customer has occurred, the pricing is either fixed or determinable and collectibility is reasonably assured. Under US GAAP, revenues were lower by US$4.0 million for the year ended December 31, 2003 (2002: US$1.8 million higher; 2001: US$2.9 million lower). The difference in accounting policy is not material with respect to operating profit/(loss), profit/(loss) attributable to shareholders, and shareholders equity under US GAAP for all periods presented. Consequently, no US GAAP adjustments have been recorded.

GOLD REALIZATION RISKS

The nature of realization risks inherent in commodity inventories for which revenue has already been recognized relate to the possibility of significant changes in the spot price for gold between the date the gold is poured and the delivery date and differences in quantities between the poured amount and the refined amount.

The overall realization risk is mitigated by the following factors:

- Estimated ounces have never varied significantly from the final quantity declared by the refiner;

-    Theft is covered by bullion insurance; and

- Gold is a liquid commodity recognized on international exchanges and, if a customer does not accept delivery, Ashanti can deliver to one of its other customers.

EXCEPTIONAL ITEMS

Under UK GAAP, for the year ended December 31, 2003:

- Exceptional operating costs of US$20.5 million (2002: US$32.3 million; 2001: US$ nil) were recognized.

- An exceptional profit on sale of investments of US$8.3 million was recognized (2002 and 2001: nil).

- An exceptional profit on sale of fixed assets of US$4.7 million was recognized (2002 and 2001: nil), and

- Exceptional interest income of US$2.7 million was recognized (2002 and 2001: nil).

Under US GAAP:

- In 2002, US$23.5 million of UK GAAP exceptional operating costs would have been treated as non-operating items. Such costs related to a debt extinguishment.

- In 2003, US$8.3 million and US$4.7 million of UK GAAP non-operating exceptional items relating to profit on sale of investments and profit on sale of fixed assets would have been treated as operating items.

- In 2003, US$2.7 million of non-operating UK GAAP exceptional interest income would have been treated as a non-operating item, before interest and taxation.

- In 2003 and 2002, all other amounts classified as exceptional items would have been treated as operating items and not shown as exceptional items in the profit and loss account.

There is no impact on the US GAAP net loss as a result of the treatment for UK GAAP. Similarly, there is no impact on basic and diluted loss per share as such amounts have been considered in the calculation of such amounts.

BUYBACK AND REISSUANCE OF SHARES

The Company holds in treasury 556,987 (December 31, 2002: 556,987) of its own ordinary shares. The purchases of shares were accounted for in accordance with the Ghana Companies Code 1963 (Act 179) in a non-distributable Share deals account within shareholders' equity. Under US GAAP, the cost of the treasury shares is generally presented as a reduction of total shareholders' equity. This difference in presentation has no impact on shareholders' equity. The Company made no purchases of its own shares in any of the periods presented.

CASH

In the UK GAAP balance sheet, `Gold-in-transit' has been included within cash balances but have not been included as part of cash in preparing the UK GAAP cash flow statement in accordance with FRS No.1 (revised) Cash Flow Statements ("FRS 1"). For cash flow purposes `Gold-in-transit' and `cash held as collateral', together with short-term deposits, are classified as liquid resources. Under US GAAP, `Gold-in-transit' and `cash held as collateral' are classified as other assets in the balance sheet and, similar to UK GAAP, would not be included as part of cash and cash equivalents in preparing the US GAAP cash flow statement.

EMPLOYEE STOCK OPTIONS

The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in APB Opinion No. 25, Accounting for Stock issued to Employees ("APB 25"). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the fair market value of ordinary shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. Accordingly, where options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company.

Had compensation cost for the Company's stock option plans been determined consistent with the fair value methodology prescribed under SFAS 123, the Company's net profit/(loss) attributable to shareholders and net profit per share under UK GAAP would have been decreased to the pro forma amounts in the table below:

                                          2003              2002              2001
                                          US$M              US$m              US$m
                                      (EXCEPT PER       (except per       (except per
                                     SHARE AMOUNTS)    share amounts)    share amounts)
---------------------------------------------------------------------------------------
NET PROFIT/(LOSS):
  As reported                             49.2              56.2              59.9
  Pro forma                               47.0              54.5              58.8
NET PROFIT/(LOSS) PER SHARE:
  Basic:
  As reported (US$)                       0.38              0.47              0.53
  Pro forma (US$)                         0.37              0.46              0.52
  Diluted:
  As reported (US$)                       0.37              0.44              0.52
  Pro forma (US$)                         0.35              0.43              0.51

The following table summarizes option plan activity:

                                                                Weighted average
                                        Shares under option      Exercise price
                                           No. of shares              US$
--------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002                    2,831,850                 2.29
Granted                                       606,560                 4.88
Lapsed                                       (396,716)                2.34
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                  3,041,694                 2.80
BALANCE, DECEMBER 31, 2003                  3,041,694                 2.80
================================================================================

The following table summarizes information about options outstanding at December 31, 2003:

                                             Remaining
                                            contractual    Exercise   Fair value
                               Number          life         price      at grant       Number
Code        Date of Grant    outstanding       Years         US$         US$       exerciseable
-----------------------------------------------------------------------------------------------
 A           July 13, 2000       40,000         8.53         1.66        1.42         40,000
 B         August 26, 2000       50,000         8.85         2.55        2.40         50,000
 C             May 3, 2001    1,445,844         9.34         2.29        1.76              -
 D             May 3, 2001      906,290         9.34         2.29        1.76              -
 E         August 22, 2002      599,560         9.65         4.88        3.83              -
-----------------------------------------------------------------------------------------------
                              3,041,694                                               90,000
===============================================================================================

No options were granted in the year ended December 31, 2003.

The weighted average fair value of options granted was US$3.83 and US$1.76 for the years ended December 31, 2002 and 2001, respectively.

The fair values of options granted for fiscal years ended December 31, 2002 and 2001 have been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Options                          2002              2001
-------------------------------------------------------
Expected option life (years)     10.0              10.0
Risk-free interest rates(1)       4.5%              5.5%
Volatility(2)                    60.0%             60.0%
Dividend yield                      -                 -
=======================================================

(1) The risk-free interest rate is based on US Government Benchmark STRIP at each grant date for time period being the difference between last exercisable date and date of grant.

(2) The volatility is estimated at each grant date for time period being the difference between last exercisable date and date of grant. The volatility was estimated by using historical volatility on the London International exchange when trading on the Ghanaian stock exchange was extremely light.

The compensation cost as generated by the Black-Scholes option pricing model may not be indicative of the future benefit, if any, that may be received by the option holder.

CASH FLOW STATEMENT

For UK GAAP reporting purposes, the cash flow statement is prepared in accordance with FRS 1. The objective and principles of FRS 1 are similar to those set out in SFAS No. 95, Statement of Cash Flows ("SFAS 95"). The principle difference between the standards relates to the classification of cash flows. Under FRS 1, the Company presents its cash flows for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, dividends, management of liquid resources and financing. Pursuant to SFAS 95, however, the Company's cash flows would be analyzed between only three categories of cash flow activity, namely operating, investing and financing.

Under SFAS 95 (i) cash flows arising from taxation, returns on investments and servicing of finance and `Gold-in-transit' would be included as operating activities, (ii) cash flows from acquisitions and disposals would be included in investing activities, and (iii) dividend payments, changes in short-term credit facilities and management of liquid resources (excluding `Gold-in-transit') would be disclosed as part of financing activities. In addition, under UK GAAP cash is presented net of overdrafts while under SFAS 95, bank overdrafts are treated as short term credit facilities with movements appearing within financing activities.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is presented below for the year ended December 31:

                                                              2003            2002         2001
                                                              US$M            US$m         US$m
-----------------------------------------------------------------------------------------------
Operating activities
Cash flow from operating activities (UK GAAP)                 86.3            95.2         95.4
Movement in `Gold-in-transit'                                  4.0            (1.8)         2.9
Corporation tax paid                                          (1.2)           (2.0)        (2.9)
Interest received                                              0.8             0.8          2.0
Interest paid                                                 (9.1)          (19.6)       (24.4)
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities (US GAAP)           80.8            72.6         73.0
===============================================================================================

                                                              2003            2002         2001
                                                              US$M            US$m         US$m
-----------------------------------------------------------------------------------------------
Investing activities
Net cash outflow from capital expenditure and financial
 investment (UK GAAP)                                        (83.0)          (64.5)       (49.6)
Disposals                                                     16.3               -            -
Loans repaid by joint venture                                 30.0               -            -
-----------------------------------------------------------------------------------------------
Net cash used in activities (US GAAP)                        (36.7)          (64.5)       (49.6)
===============================================================================================

                                                              2003            2002         2001
                                                              US$M            US$m         US$m
-----------------------------------------------------------------------------------------------
Financing activities
Cash outflow from financing (UK GAAP)                         (8.6)          (19.2)       (40.6)
Change in short-term credit facilities                           -            (4.6)         1.7
Movement in liquid resources (except `Gold-in-transit')       (0.9)            7.8          6.8
-----------------------------------------------------------------------------------------------
Net cash used in financing activities (US GAAP)               (9.5)          (16.0)       (32.1)
===============================================================================================

INTANGIBLE ASSETS

The following reconciles the UK GAAP reported figures to US GAAP:

                                                     2003         2002
                                                     US$m         US$m
----------------------------------------------------------------------
Intangible assets as at December 31 (UK GAAP)        15.4         17.3
Brought forward US GAAP difference                    1.8          0.1
Reduction in cost (note a.)                           1.1            -
Amortization reversal                                 1.5          1.7
----------------------------------------------------------------------
Intangible assets as at December 31 (US GAAP)        18.7         19.1
======================================================================

a. The reduction in cost recorded under UK GAAP (see note 11) would not be treated as a reduction in cost under US GAAP. Accordingly, that amount of US$1.1 million is added back here.

The Company adopted SFAS 142, with effect from January 1, 2002. Subsequent to adoption of SFAS 142, the Company does not amortize goodwill and other intangible assets that have an indefinite useful life but rather tests such assets at least annually for impairment. Under US GAAP, as at December 31, 2003, the Company had not recorded any intangible assets other than goodwill. The goodwill balance as at December 31, 2003 related exclusively to the Iduapriem mine. The aggregate amount of goodwill acquired in the year, being US$0.7 million, also related exclusively to that mine.

The transitional provisions of SFAS 142 require disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS 142. Those disclosures are set forth below, presented as a reconciliation from US GAAP net (loss)/profit as stated.

                                                                        2003       2002             2001
--------------------------------------------------------------------------------------------------------
                                                                           (IN US$ MILLIONS EXCEPT
                                                                             PER SHARE NUMBERS)
Net (loss)/profit for the year ended December 31, as reported         (381.3)     (182.8)           65.4
Amortization expense                                                       -           -             6.0
--------------------------------------------------------------------------------------------------------
Adjusted net (loss)/profit for the year ended December 31             (381.3)     (182.8)           71.4
========================================================================================================

(Loss)/earnings per share (US$)
Basic
(Loss)/earnings per share, as stated                                   (2.97)      (1.53)           0.58
Amortization expense, per share                                            -           -            0.05
--------------------------------------------------------------------------------------------------------
Adjusted (loss)/earnings per share                                     (2.97)      (1.53)           0.63
--------------------------------------------------------------------------------------------------------
Diluted
(Loss)/earnings per share, as stated                                   (2.97)      (1.53)           0.57
Amortization expense, per share                                            -           -            0.05
--------------------------------------------------------------------------------------------------------
Adjusted (loss)/earnings per share                                     (2.97)      (1.53)           0.62
--------------------------------------------------------------------------------------------------------

TANGIBLE FIXED ASSETS

The following reconciles the UK GAAP reported figures to US GAAP:

                                                           2003            2002
                                                           US$M            US$m
--------------------------------------------------------------------------------
Tangible fixed assets as at December 31 (UK GAAP)          603.4           602.7
Brought forward US GAAP difference                        (197.6)         (211.9)
Additional impairment charge under US GAAP                  (5.5)              -
Depreciation adjustment                                     13.2            14.3
--------------------------------------------------------------------------------
Tangible fixed assets as at December 31 (US GAAP)          413.5           405.1
================================================================================

ASSET RETIREMENT OBLIGATIONS

The Company adopted SFAS 143 with effect from January 1, 2003. SFAS 143 provides accounting and reporting guidance for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs.

Under SFAS 143, the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement of fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual cost incurred is different than the liability recorded.

On adoption of SFAS 143 on January 1, 2003, the Company recognized a US$4.0 million decrease in the carrying value of liabilities related to a future reclamation and other asset retirement obligations and an increase in retained earnings of US$4.0 million as a cumulative effect of the change in accounting principle.

The following is a reconciliation of the total liabilities for asset retirement obligations:

                                                                                       US$
-------------------------------------------------------------------------------------------
Balance as at January 1, 2003, as adjusted by the adoption of SFAS 143                 20.6
Additions to liabilities in the year                                                    5.6
Liabilities settled in the year                                                        (2.8)
-------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2003                                                        23.4
===========================================================================================

The results for the years ended December 31, 2002 and 2001 on a historical basis do not reflect the provisions of SFAS 143. Had the Company adopted SFAS 143 on January 1, 2001, the net loss and basic and diluted loss per share before cumulative effect of accounting change would have been the pro forma amounts reported below:

                                        Year ended December 31, 2002                         Year ended December 31, 2001
                                ------------------------------------------------  ------------------------------------------------
                                (in US Dollars, millions, except for share data)  (in US Dollars, millions, except for share data)
                                              Net loss             Net loss                         Net income         Net income
                                              per basic           per diluted                       per basic          per diluted
                                Net loss     common share        common share      Net income      common share       common share
----------------------------------------------------------------------------------------------------------------------------------
As reported - historical basis    (182.8)       (1.53)              (1.53)            33.1            0.30               0.29
Less: Impact on earnings
before tax                           0.5            -                   -             (1.4)              -                  -
Income tax impact                      -            -                   -                -               -                  -
----------------------------------------------------------------------------------------------------------------------------------
Adjusted                          (182.3)       (1.53)              (1.53)            31.7            0.28               0.28
==================================================================================================================================

SEGMENTAL ANALYSIS

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which requires that an enterprise report financial and descriptive information about its reportable operating segments.

The Company is primarily engaged in the exploration, development and mining of gold on the African continent. The Company's operations are managed and internally reported on a mine-by-mine basis on which basis the Company has identified its reportable segments. The Company's country of domicile is Ghana. The location of individual mines along with the relevant financial disclosures required by SFAS 131, are identified in the following tables for the years ending December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 (under UK GAAP):

12 Months to December 31, 2003

                                                                        Freda-
                                              Idua-                    Rebecca                    Corporate   Geita        Total
                                     Obuasi   priem   Bibiani  Siguiri  Zim-             Explor-   Admini-   Tanzania  per financial
                                      Ghana   Ghana    Ghana   Guinea   babwe   Treasury  ation   stration     50%      statements
                                      US$m     US$m    US$m     US$m    US$m      US$m    US$m      US$m       US$m        US$m
------------------------------------------------------------------------------------------------------------------------------------
Revenue (external)                    187.1    89.8    77.6     91.7    18.6      (7.9)      -          -      108.0       564.9
Cash operating costs                 (111.2)  (58.5)  (46.0)   (70.6)  (13.7)        -       -          -      (56.3)     (356.3)
Other operating costs                     -    (1.2)   (0.3)    (2.3)      -         -    (4.5)     (22.0)      (3.9)      (34.2)
Depreciation and amortization         (30.8)   (6.0)  (11.2)   (12.6)   (5.6)        -       -       (0.7)     (12.9)      (79.8)
Royalties                              (6.0)   (2.7)   (2.3)    (3.0)      -         -       -          -       (3.6)      (17.6)
Exceptional operating costs            (5.4)      -       -        -   (15.1)        -       -          -          -       (20.5)
Operating profit/(loss)                33.7    21.4    17.8      3.2   (15.8)     (7.9)   (4.5)     (22.7)      31.3        56.5
Interest payable                       (0.8)   (1.8)      -        -    (0.4)        -       -      (11.0)      (4.6)      (18.6)
Interest receivable/other income          -       -     0.1        -       -       0.1       -        4.1        0.1         4.4
Property, plant and equipment (net)   451.2    32.3    22.6     93.2       -         -       -        4.1      110.4       603.4
Total assets                          491.4    58.8    41.3    113.1     7.4      30.3       -       41.5      142.3       783.8
Capital expenditure                    37.6    12.5     6.4     24.6     1.1         -       -        0.8       16.1        83.0

12 Months to December 31, 2002

                                                                        Freda-
                                              Idua-                    Rebecca                    Corporate   Geita        Total
                                     Obuasi   priem   Bibiani  Siguiri  Zim-             Explor-   Admini-   Tanzania  per financial
                                      Ghana   Ghana    Ghana   Guinea   babwe   Treasury  ation   stration     50%      statements
                                      US$m     US$m    US$m     US$m    US$m      US$m    US$m      US$m       US$m        US$m
------------------------------------------------------------------------------------------------------------------------------------
Revenue (external)                    167.8    57.8     76.1     83.9   30.7      51.2        -         -      84.7        552.2
Operating costs                      (106.4)  (43.0)   (43.6)   (61.9) (21.0)        -        -         -     (47.2)      (323.1)
Other operating costs                  (0.5)   (0.9)    (0.3)    (4.8)     -         -     (3.8)    (16.5)     (4.8)       (31.6)
Depreciation and amortization         (33.0)   (7.6)   (11.7)   (17.7)  (3.7)        -     (0.1)     (1.3)    (13.3)       (88.4)
Royalties                              (5.0)   (1.7)    (2.3)    (2.9)     -         -        -         -      (2.7)       (14.6)
Other income                              -       -        -        -      -         -        -       3.3         -          3.3
Refinancing and restructuring costs       -       -        -        -      -         -        -     (23.5)        -        (23.5)
Operating profit/(loss)                22.9     4.6     18.2     (3.4)   6.0      51.2     (3.9)    (38.0)     16.7         74.3
Interest payable                       (2.1)   (1.3)       -        -   (0.6)        -        -     (15.3)     (5.3)       (24.6)
Interest receivable/other income          -       -      0.1        -    0.3       0.2        -       1.2       0.2          2.0
Property, plant and equipment (net)   444.2    27.4     25.8     78.0   19.5         -        -       7.8     103.5        602.7
Total assets                          485.4    44.6     49.6     92.6   35.0      10.0        -      26.2     150.3        743.4
Capital expenditure                    35.1    10.5      2.9      9.4    6.4         -        -       0.2       9.2         64.5


12 Months to December 31, 2001

                                                                                                                             Total
                                                                          Freda-                                              per
                                                  Idua-                   Rebecca                     Corporate   Geita    financial
                                 Obuasi  Ayanfuri priem  Bibiani  Siguiri  Zim-              Explor-   Admini-   Tanzania    state-
                                 Ghana     Ghana  Ghana   Ghana   Guinea   babwe   Treasury   ation   stration      50%      ments
                                  US$m     US$m   US$m    US$m     US$m    US$m      US$m     US$m      US$m       US$m      US$m
------------------------------------------------------------------------------------------------------------------------------------
Revenue (external)                143.5     3.1    55.8    68.7    76.6    34.0      96.0        -         -       76.7      554.4
Operating costs                  (101.4)   (2.8)  (44.0)  (43.1)  (62.2)  (22.8)        -        -         -      (38.9)    (315.2)
Other operating costs                 -    (1.0)   (0.8)   (2.2)      -       -         -     (6.5)    (21.2)      (2.8)     (34.5)
Depreciation and amortization     (37.5)   (0.5)   (4.9)  (13.8)  (18.6)   (3.9)        -     (1.9)     (1.2)     (12.6)     (94.9)
Royalties                          (4.3)   (0.1)   (1.7)   (2.1)   (2.6)      -         -        -         -       (2.2)     (13.0)
Operating profit/(loss)             0.3    (1.3)    4.4     7.5    (6.8)    7.3      96.0     (8.4)    (22.4)      20.2       96.8
Interest payable                   (1.3)      -    (2.2)      -       -    (0.9)        -        -     (22.6)      (8.1)     (35.1)
Interest receivable/other income      -       -     0.2     0.3       -       -       0.6        -       4.3        0.3        5.7

Each mine generates all of its revenues from sales to a single refiner. Because of the active worldwide market for gold, the Company believes that the loss of any of these customers will not have a material impact on the Company.

DEFERRED STRIPPING COSTS

The full amount of deferred stripping costs may not be expensed until the end of the life of the mine. There were no deferred stripping cost liabilities as at December 31, 2003 and 2002.

The strip ratio for each mine, calculated as the ratio of waste mined to ore production, is as follows, for the years ended December 31:

            OBUASI(*)  IDUAPRIEM     BIBIANI     SIGUIRI            GEITA
-------------------------------------------------------------------------
2003          3.5         3.9          1.8         0.8               9.5
2002          5.8         3.4          4.2         0.9               7.4
-------------------------------------------------------------------------

(*) Obuasi has both underground and open pit mining operations. Data relates to the open pit mining operations of Obuasi.

ORE IN STOCKPILES

Under UK GAAP, ore in stockpiles of US$17.0 million and US$20.1 million as at December 31, 2003 and 2002 respectively, are recorded in current assets, within stocks, while under US GAAP, ore in stockpiles is included in non-current assets. Under US GAAP the classification of ore in stockpiles in non-current assets is appropriate given that, while it is management's current intention to process the stockpiled ore prior to the end of the mine life, there is not reasonable certainty that that ore will be processed within the next 12 months.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED AS OF DECEMBER 31, 2003.

In May 2003 the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

- mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

- instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

- obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not currently have any interests that it believes fall within the scope of FIN 46 or FIN 46R and so anticipates that the adoption of FIN 46 and FIN 46R will have no impact on its financial position, cash flows and results of operations.